                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. __)

                                 INPHONIC, INC.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   45772G 10 5
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures

                             528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                             Jay K. Hachigian, Esq.
        c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                      610 Lincoln Street Waltham, MA 02451
                                 (781) 890-8800

                                November 16, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

  (1)     Name of Reporting Person

          TCV IV, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e) [ ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                         7,890,500 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        7,890,500 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                                    -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               7,890,500 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [X]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          24.07%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------

(A) Includes warrants exercisable for 1,011,025 shares of common stock. Please see Item 5.

  (1)     Name of Reporting Person
          TCV IV Strategic Partners, L.P.

          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

          AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                         294,224 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        294,224 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               294,224 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          Less than 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Includes warrants exercisable for 37,700 shares of common stock. Please see Item 5.

  (1)     Name of Reporting Person
          Technology Crossover Management IV, L.L.C.
          See item 2 for identification of the Managing Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

            AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                      8,184,724 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     8,184,724 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                                    -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               8,184,724 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          24.96%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO

          ---------------------------------------------------------------------
(A) Includes warrants exercisable for 1,048,725 shares of common stock. Please see Item 5.

  (1)     Name of Reporting Person
               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings

          is Required Pursuant to Items 2(d) or 2(e)                      [ ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                         -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       8,184,724 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     8,184,724 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                                    -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               8,184,724 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                      24.96%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN

          ---------------------------------------------------------------------
Includes warrants exercisable for 1,048,725 shares of common stock. Please see
Item 5.

  (1)     Name of Reporting Person
               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings

          Is Required Pursuant to Items 2(d) or 2(e)                      [ ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                         -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       8,184,724 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     8,184,824 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                                    -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               8,184,724 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          24.96%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN

          ---------------------------------------------------------------------
(A) Includes warrants exercisable for 1,048,725 shares of common stock. Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of InPhonic, Inc., a Delaware corporation ("InPhonic" or the "Company"). The Company's principal executive offices are located at InPhonic, Inc., 1010 Wisconsin Avenue, Suite 600, Washington, DC 20007.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) Jay C. Hoag ("Mr. Hoag") and (5) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      THE SHARE NUMBERS AND DOLLAR AMOUNTS REFERENCED IN THIS SECTION 3 EXCLUDE THE EFFECT OF A 1 FOR 3 REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK EFFECTED ON SEPTEMBER 16, 2004 (THE "REVERSE STOCK SPLIT"). FOR THE CONVENIENCE OF THE READER, CERTAIN CONVERSION RATIOS BY WHICH THE COMPANY'S PREFERRED STOCK CONVERTED INTO COMMON STOCK ARE SHOWN AFTER GIVING EFFECT TO THE REVERSE STOCK SPLIT.

A. Pursuant to the terms of a Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003 (the "E Stock and Warrant Agreement") by and among the Company on the one hand, and TCV IV and Strategic Partners IV (together, the "TCV IV Funds"), on the other hand, the Company agreed to sell and TCV IV and Strategic Partners IV agreed to purchase (1) 8,396,581 shares of Series E Preferred Stock, warrants to purchase 1,679,316 shares of Series E Preferred Stock and a Contingent Warrant (discussed further below) and (2) 313,097 shares of Series E Preferred Stock, warrants to purchase 62,619 shares of Series E Preferred Stock and a Contingent Warrant (discussed further below), respectively. Each Contingent Warrant became exercisable on June 12, 2004 for 923,623 and 34,440 shares of the Company's Common Stock by TCV IV and Strategic Partners IV, respectively. Beginning on July 31, 2004, the number of shares exercisable under the Contingent Warrants increased by eleven percent on the last day of each month which the Company did not complete its initial public offering pursuant to the Securities Act of 1933, as amended (the "Offering"). The Contingent Warrants ceased to increase on the earlier of (a) June 30, 2006 and (b) the closing of the Offering. Upon the closing of the Offering, the Contingent Warrants for each of the TCV IV Funds were exercisable for 1,270,090 and 47,357 shares of Common Stock, respectively. To give effect to the Reverse Stock Split, each share of Series E Preferred Stock converted into ..3333 shares of Common Stock and each warrant to purchase Series E Preferred Stock converted into warrants to purchase .3333 shares of Common Stock upon closing of the Offering.

The source of the funds for the acquisition of the Series E Preferred Stock, warrants to purchase shares of Series E Preferred Stock ("E Warrant") and the Contingent Warrants listed above in section 3A by the TCV IV Funds was capital contributions from their respective partners.

1.    A copy of the E Stock and Warrant Agreement is attached hereto as Exhibit
      2.

2.    A copy of the form of E Warrant is attached hereto as Exhibit 3.

3.    A copy of the form of Contingent Warrant is attached hereto as Exhibit 4.

B. On June 12, 2003, TCV IV purchased 248,787 shares of Common Stock, 140,979 shares of Series A Preferred Stock, 591,461 shares of Series B Preferred Stock, 1,802,028 shares of Series C Preferred Stock 1,143,207 shares of Series D Preferred Stock, 1,540,271 shares of Series D-1 Preferred Stock, 132,516 shares of Series D-3 Preferred Stock and 189,152 shares of Series D-4 Preferred Stock from existing stockholders of the Company. Strategic Partners IV purchased 9,277 shares of Common Stock, 5,257 shares of Series A Preferred Stock, 22,055 shares of Series B Preferred Stock, 67,195 shares of Series C Preferred Stock, 42,628 shares of Series D Preferred Stock, 57,435 shares of Series D-1 Preferred Stock, 4,941 shares of Series D-3 Preferred Stock and 7,054 shares of Series D-4 Preferred Stock from existing stockholders of the Company. To give effect to the Reverse Stock Split, upon the closing of the Offering, each share of Series A and Series B converted into .8333 shares of Common Stock, each share of Series C, Series D, and Series D-1 Preferred Stock converted into .4167 shares of Common Stock and each share of Series D-3 Preferred Stock converted into .3333 shares of Common Stock. The seller, number of shares sold, stock price, purchaser and form of purchase agreement are listed below:

                                                                                    Stock                           Form of
Seller                               Number of Shares Sold                          Price    Purchaser              Agreement
------                               ---------------------                          -----    ---------              ---------
John Scully                          248,787 shares of Common Stock                 $2.3250  TCV IV                         1
John Scully                            9,277 shares of Common Stock                 $2.3250  Strategic Partners IV          1
John M. Lapides                      130,439 shares of Series A Preferred Stock     $5.8124  TCV IV                         1
John M. Lapides                        4,864 shares of Series A Preferred Stock     $5.8124  Strategic Partners IV          1
Lapides Family Trust                  10,540 shares of Series A Preferred Stock     $5.8124  TCV IV                         1
Lapides Family Trust                     393 shares of Series A Preferred Stock     $5.8124  Strategic Partners IV          1
RAFNet Ventures, L.P.                301,529 shares of Series B Preferred Stock     $6.2000  TCV IV                         1
RAFNet Ventures, L.P.                 11,244 shares of Series B Preferred Stock     $6.2000  Strategic Partners IV          1
Mid-Atlantic Venture Fund III, L.P.  289,932 shares of Series B Preferred Stock     $6.2000  TCV IV                         1
Mid-Atlantic Venture Fund III, L.P.   10,811 shares of Series B Preferred Stock     $6.2000  Strategic Partners IV          1
Ira Brind                             20,370 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
Ira Brind                                760 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
RAFNet Ventures, L.P.                595,852 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
RAFNet Ventures, L.P.                 22,219 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
Mid-Atlantic Venture Fund III, L.P.  331,480 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
Mid-Atlantic Venture Fund III, L.P.   12,360 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
CMS Tech Co-Investment
 SubPartnership                      304,044 shares of Series C Preferred Stock     $3.1000  TCV IV                         1

CMS TechCo-Investment
 SubPartnership                       11,337 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
CMS Pep X I V Co-Investment
 SubPartnership                      304,044 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
CMS Pep X I V Co-Investment
 SubPartnership                       11,337 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
LBL Eventures, LLC                    52,603 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
LBL Eventures, LLC                     1,962 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
Bruce Lindsay                         15,696 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
Bruce Lindsay                            585 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
Riggs Capital Partners, LLC          162,127 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
Riggs Capital Partners, LLC            6,045 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
Mount Washington Associates, L.L.C.   15,812 shares of Series C Preferred Stock     $3.1000  TCV IV                         1
Mount Washington Associates, L.L.C.      590 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          1
Brind Investment Partners II          43,961 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Brind Investment Partners II           1,639 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Core Capital Partners, L.P.          527,546 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Core Capital Partners, L.P            19,672 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Minotaur, L.L.C.                     131,886 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Minotaur, L.L.C.                       4,918 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
RAFNet Ventures, L.P.                219,811 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
RAFNet Ventures, L.P.                  8,196 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Mid-Atlantic Venture Fund III, L.P.   54,929 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Mid-Atlantic Venture Fund III, L.P.    2,048 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
CMS Tech Co-Investment
 Subpartnership                       41,324 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
CMS Tech Co-Investment
 SubPartnership                        1,541 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
CMS Pep X I V Co-Investment
 SubPartnership                       41,324 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
CMS Pep X I V Co-Investment
 SubPartnership                        1,541 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Signature 21Capital                   23,551 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Signature 21Capital                      878 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Dennis Lynch                           9,420 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Dennis Lynch                             351 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
LBL Eventures, LLC                    43,961 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
LBL Eventures, LLC                     1,639 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Bruce Lindsay                          5,494 shares of Series D Preferred Stock     $3.2938  TCV IV                         1
Bruce Lindsay                            205 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          1
Bret R. Maxwell Revocable Trust        9,027 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Bret R. Maxwell Revocable Trust          337 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
The Productivity Fund IV Advisors
 Fund, L.P.                           23,407 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
The Productivity Fund IV Advisors
 Fund, L.P.                              873 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
The Productivity Fund IV, L.P.       608,549 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
The Productivity Fund IV, L.P.        22,692 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Core Capital Partners, L.P.          207,250 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Core Capital Partners, L.P.            7,728 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Minotaur, L.L.C.                      51,811 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Minotaur, L.L.C.                       1,932 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Venture Investment Partners I LLC     87,563 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Venture Investment Partners I LLC      3,265 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Riggs Capital Partners, LLC           86,353 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Riggs Capital Partners, LLC            3,220 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Wynnefield Private Equity
 Partners, LP                         86,354 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Wynnefield Private Equity
 Partners, LP                          3,220 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Thirty-Five East Partners (Eleven)
 LLC                                 319,510 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Thirty-Five East Partners (Eleven)
 LLC                                  11,914 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
Argosy Investment Partners II, L.P.   60,447 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         1
Argosy Investment Partners II, L.P.    2,254 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          1
SX Holdings, LLC                     132,516 shares of Series D-3 Preferred Stock   $2.6350  TCV IV                         1
SX Holdings, LLC                       4,941 shares of Series D-3 Preferred Stock   $2.6350  Strategic Partners IV          1
Brind Investment Partners II           4,977 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
Brind Investment Partners II             186 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
Bret R.Maxwell Revocable Trust         4,977 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
Bret R.Maxwell Revocable Trust           186 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
Riverside Partnership, LP             74,666 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
Riverside Partnership, LP              2,784 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
Core Capital Partners, L.P.           59,734 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1

Core Capital Partners, L.P.            2,227 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
Minotaur, LLC                         14,933 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
Minotaur, LLC                            557 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
Venture Investment Partners I LLC      4,977 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
Venture Investment Partners I LLC        186 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
CMS Tech Co-Investment
 SubPartnership                       12,444 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
CMS Tech Co-Investment
 SubPartnership                          464 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1
CMS Pep X I V Co-Investment
 SubPartnership                       12,444 shares of Series D-4 Preferred Stock   $3.1000  TCV IV                         1
CMS Pep X I V Co-Investment
 SubPartnership                          464 shares of Series D-4 Preferred Stock   $3.1000  Strategic Partners IV          1

The source of funds for the acquisition of the Common Stock, Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series D-1 Preferred, Series D-3 Preferred and Series D-4 Preferred Stock listed above in section 3B by the TCV IV Funds was capital contributions from their respective partners.

1.    A copy of the form of Stock Purchase Agreement is attached hereto as
      Exhibit 5 ("SPA Form 1).

C. Pursuant to the terms of the Exchange of Equity Agreement dated June 12, 2003 (the "Exchange and Equity Agreement") by and among by and among the Company and the TCV IV Funds, the Company made an offer to exchange Series D-4 Preferred Stock held by various stockholders in exchange for (1) shares of Series E Preferred Stock, (2) warrants to purchase shares of Series E Preferred Stock, and (3) a Contingent Warrant 2 (discussed further below). TCV IV exchanged 189,152 shares of Series D-4 Preferred Stock for 238,199 shares of Series E Preferred Stock, a warrant to purchase 47,640 shares of Series E Preferred Stock and a Contingent Warrant 2. Strategic Partners IV exchanged 7,054 shares of Series D-4 Preferred Stock for 8,883 shares of Series E Preferred Stock, a warrant to purchase 1,777 shares of Series E Preferred Stock and a Contingent Warrant 2. Each Contingent Warrant 2 became exercisable on June 12, 2004 for 26,201 and 977 shares of the Company's Common Stock by TCV IV and Strategic Partners IV, respectively. Beginning on July 31, 2004, the number of shares exercisable under the Contingent Warrants increased by eleven percent on the last day of each month which the Company does not complete the Offering. The Contingent Warrant 2 ceased to increase on the earlier of (a) June 30, 2006 and
(b) the closing of the Offering. Upon the closing of the Offering, the Contingent Warrant 2 for each of TCV IV and Strategic Partners IV were exercisable for 36,027 and 1,342 shares of Common Stock, respectively. To give effect to the Reverse Stock Split, each share of Series E Preferred Stock converted into .3333 shares of Common Stock and each warrant to purchase shares of Series E Preferred Stock converted into warrants to purchase .3333 shares of Common Stock upon closing of the Offering.

The source of the funds for the acquisition of the of Series E Preferred Stock, warrants to purchase shares of Series E Preferred Stock ("E2 Warrant") and each Contingent Warrant 2 listed above in section 3C by the TCV IV Funds was capital contributions from their respective partners.

1.    A copy of the Exchange and Equity Agreement is attached hereto as Exhibit
      6.

2.    Copies of the form of E2 Warrant is attached hereto as Exhibit 3.

3.    Copies of the form of Contingent Warrant 2 is attached hereto as Exhibit
      4.

D. On July 18, 2003, TCV IV and Strategic Partners IV purchased 2,046,274 and 76,304 shares of Common Stock of the Company, respectively, from existing stockholders of the Company. The seller, number of shares sold, stock price, purchaser and form of purchase agreement are listed below:

                                                                                    Stock                           Form of
Seller                               Number of Shares Sold                          Price    Purchaser              Agreement
------                               ---------------------                          -----    ---------              ---------
David Steinberg                      1,243,938 shares of Common Stock               $2.3250  TCV IV                 1
David Steinberg                         46,385 shares of Common Stock               $2.3250  Strategic Partners IV  1
Grant Yoder                             10,884 shares of Common Stock               $2.3250  TCV IV                 2
Grant Yoder                                406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Donald Charlton                        124,394 shares of Common Stock               $2.3250  TCV IV                 2
Donald Charlton                          4,638 shares of Common Stock               $2.3250  Strategic Partners IV  2
Len A. Familant                         38,873 shares of Common Stock               $2.3250  TCV IV                 2
Len A. Familant                          1,450 shares of Common Stock               $2.3250  Strategic Partners IV  2
Brian Westrick                          62,197 shares of Common Stock               $2.3250  TCV IV                 2
Brian Westrick                           2,319 shares of Common Stock               $2.3250  Strategic Partners IV  2
Gary J. Smith                           77,746 shares of Common Stock               $2.3250  TCV IV                 2
Gary J. Smith                            2,899 shares of Common Stock               $2.3250  Strategic Partners IV  2
Matthew Kirkpatrick                     10,884 shares of Common Stock               $2.3250  TCV IV                 2
Matthew Kirkpatrick                        406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Douglas Carswell                        31,098 shares of Common Stock               $2.3250  TCV IV                 2
Douglas Carswell                         1,160 shares of Common Stock               $2.3250  Strategic Partners IV  2

Michael Walden                          62,197 shares of Common Stock               $2.3250  TCV IV                 2
Michael Walden                           2,319 shares of Common Stock               $2.3250  Strategic Partners IV  2
Aaron Daniels                           10,884 shares of Common Stock               $2.3250  TCV IV                 2
Aaron Daniels                              406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Brad Latour                             38,873 shares of Common Stock               $2.3250  TCV IV                 2
Brad Latour                              1,450 shares of Common Stock               $2.3250  Strategic Partners IV  2
Gaylyn Sarbacher                        10,884 shares of Common Stock               $2.3250  TCV IV                 2
Gaylyn Sarbacher                           406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Walter Leach                            46,648 shares of Common Stock               $2.3250  TCV IV                 2
Walter Leach                             1,739 shares of Common Stock               $2.3250  Strategic Partners IV  2
Wesley Samuel III                       10,884 shares of Common Stock               $2.3250  TCV IV                 2
Wesley Samuel III                          406 shares of Common Stock               $2.3250  Strategic Partners IV  2
John A. Knocke                          10,884 shares of Common Stock               $2.3250  TCV IV                 2
John A. Knocke                             406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Shendan T. Grove                        10,884 shares of Common Stock               $2.3250  TCV IV                 2
Shendan T. Grove                           406 shares of Common Stock               $2.3250  Strategic Partners IV  2
David R. Palmateer                      10,884 shares of Common Stock               $2.3250  TCV IV                 2
David R. Palmateer                         406 shares of Common Stock               $2.3250  Strategic Partners IV  2
Michael E. Ferzacca                     62,197 shares of Common Stock               $2.3250  TCV IV                 2
Michael E. Ferzacca                      2,319 shares of Common Stock               $2.3250  Strategic Partners IV  2
Frank C. Bennett III                    77,746 shares of Common Stock               $2.3250  TCV IV                 2
Frank C. Bennett III                     2,899 shares of Common Stock               $2.3250  Strategic Partners IV  2
Scott G. Yancey Jr.                     62,197 shares of Common Stock               $2.3250  TCV IV                 2
Scott G. Yancey Jr.                      2,319 shares of Common Stock               $2.3250  Strategic Partners IV  2
Harold Willis                           31,098 shares of Common Stock               $2.3250  TCV IV                 2
Harold Willis                            1,160 shares of Common Stock               $2.3250  Strategic Partners IV  2

The source of funds for the acquisition of the Common Stock listed above in section 3D by the TCV IV Funds was capital contributions from their respective partners.

1. A copy of the form of the Common Stock Purchase Agreement, as amended, is attached hereto as Exhibit 7 ("SPA Form 2").

2. A copy of the form of the Common Stock Purchase Agreement, as amended, is attached hereto as Exhibit 8 ("SPA Form 3").

E. On September 17, 2003, TCV IV purchased 310,996 shares of Common Stock, 20,583 shares of Series A Preferred Stock, 71,059 shares of Series B Preferred Stock, 139,109 shares of Series C Preferred Stock, 117,515 shares of Series D Preferred Stock and 129,029 shares of Series D-1 Preferred Stock from existing stockholders of the Company. Strategic Partners IV purchased 11,594 shares of Common Stock, 767 shares of Series A Preferred Stock, 2,650 shares of Series B Preferred Stock, 5,187 shares of Series C Preferred Stock, 4,382 shares of Series D Preferred Stock and 4,810 shares of Series D-1 Preferred Stock from existing stockholders of the Company. To give effect to the Reverse Stock Split, upon the closing of the Offering, each share of Series A and Series B Preferred stock converted into .8333 shares of Common Stock and each share of Series C, Series D and Series D1 Preferred Stock converted into .4167 shares of Common Stock. The seller, number of shares sold, stock price, purchaser and form of purchase agreement are listed below:

                                                                                    Stock                           Form of
Seller                               Number of Shares Sold                          Price    Purchaser              Agreement
------                               ---------------------                          -----    ---------              ---------
Frank Bennett                          8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Frank Bennett                            309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Len A. Familant                        8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Len A. Familant                          309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Donald Charton                         8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Donald Charton                           309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Michael Ferzacca                       8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Michael Ferzacca                         309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Brad Latour                            8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Brad Latour                              309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Walter Leach                           8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Walter Leach                             309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Gary Smith                             8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Gary Smith                               309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Michael Walden                         8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Michael Walden                           309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Brian Westrick                         8,294 shares of Common Stock                 $2.3350  TCV IV                         1
Brian Westrick                           309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Scott Yancey                           8,294 shares of Common Stock                 $2.3350  TCV IV                         1

Scott Yancey                             309 shares of Common Stock                 $2.3250  Strategic Partners IV          1
David Steinberg                      228,056 shares of Common Stock                 $2.3350  TCV IV                         1
David Steinberg                        8,504 shares of Common Stock                 $2.3250  Strategic Partners IV          1
John M. Lapides                       20,583 shares of Series A Preferred Stock     $5.8124  TCV IV                         2
John M. Lapides                          767 shares of Series A Preferred Stock     $5.8124  Strategic Partners IV          2
RAFNet Ventures, L.P.                 36,226 shares of Series B Preferred Stock     $6.2000  TCV IV                         2
RAFNet Ventures, L.P.                  1,351 shares of Series B Preferred Stock     $6.2000  Strategic Partners IV          2
Mid-Atlantic Venture Fund III, L.P.   34,833 shares of Series B Preferred Stock     $6.2000  TCV IV                         2
Mid-Atlantic Venture Fund III, L.P.    1,299 shares of Series B Preferred Stock     $6.2000  Strategic Partners IV          2
LBL Eventures, LLC                     6,319 shares of Series C Preferred Stock     $3.1000  TCV IV                         2
LBL Eventures, LLC                       236 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          2
RAFNet Ventures, L.P.                 71,588 shares of Series C Preferred Stock     $3.1000  TCV IV                         2
RAFNet Ventures, L.P.                  2,669 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          2
Mid-Atlantic Venture Fund III, L.P.   39,825 shares of Series C Preferred Stock     $3.1000  TCV IV                         2
Mid-Atlantic Venture Fund III, L.P.    1,485 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          2
Riggs Capital Partners, LLC           19,478 shares of Series C Preferred Stock     $3.1000  TCV IV                         2
Riggs Capital Partners, LLC              726 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          2
Mount Washington Associates, L.L.C.    1,899 shares of Series C Preferred Stock     $3.1000  TCV IV                         2
Mount Washington Associates, L.L.C.       71 shares of Series C Preferred Stock     $3.1000  Strategic Partners IV          2
LBL Eventures, LLC                     5,281 shares of Series D Preferred Stock     $3.2938  TCV IV                         2
LBL Eventures, LLC                       197 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          2
RAFNet Ventures, L.P.                 26,408 shares of Series D Preferred Stock     $3.2938  TCV IV                         2
RAFNet Ventures, L.P.                    985 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          2
Mid-Atlantic Venture Fund III, L.P.    6,599 shares of Series D Preferred Stock     $3.2938  TCV IV                         2
Mid-Atlantic Venture Fund III, L.P.      246 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          2
Core Capital Partners, L.P.           63,382 shares of Series D Preferred Stock     $3.2938  TCV IV                         2
Core Capital Partners, L.P.            2,363 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          2
Minotaur, LLC                         15,845 shares of Series D Preferred Stock     $3.2938  TCV IV                         2
Minotaur, LLC                            591 shares of Series D Preferred Stock     $3.2938  Strategic Partners IV          2
Riggs Capital Partners, LLC           10,374 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
Riggs Capital Partners, LLC              387 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
Core Capital Partners, L.P.           24,900 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
Core Capital Partners, L.P.              928 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
Minotaur, LLC                          6,225 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
Minotaur, LLC                            232 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
Venture Investment Partners I LLC     10,520 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
Venture Investment Partners I LLC        392 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
The Productivity Fund IV Advisors
 Fund, L.P.                            2,812 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
The Productivity Fund IV Advisors
 Fund, L.P.                              105 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
The Productivity Fund IV, L.P.        73,113 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
The Productivity Fund IV, L.P.         2,726 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2
Bret R. Maxwell Revocable Trust        1,085 shares of Series D-1 Preferred Stock   $3.2938  TCV IV                         2
Bret R. Maxwell Revocable Trust           40 shares of Series D-1 Preferred Stock   $3.2938  Strategic Partners IV          2

The source of funds for the acquisition of the Common, Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series D-1 Preferred Stock listed above in section 3E by the TCV IV Funds was capital contributions from their respective partners.

1. A copy of the form of Common Stock Purchase Agreement is attached hereto as Exhibit 9 ("SPA Form 4").

2.    A copy of the form of Stock Purchase Agreement is attached hereto as
      Exhibit 10 ("SPA Form 5").

F. On May 31, 2004 TCV IV and Strategic Partners IV purchased 682,092 and 25,432 shares of Common Stock of the Company, respectively, from existing stockholders of the Company. The seller, number of shares sold, stock price, purchaser and form of purchase agreement are listed below:


                                                                                    Stock                           Form of
Seller                               Number of Shares of Stock                      Price    Purchaser              Agreement
------                               -------------------------                      -----    ---------              ---------
David Steinberg                      414,646 shares of Common Stock                 $2.3250  TCV IV                         1
David Steinberg                       15,462 shares of Common Stock                 $2.3250  Strategic Partners IV          1
Grant Yoder                            3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Grant Yoder                              135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Donald Charlton                       41,465 shares of Common Stock                 $2.3250  TCV IV                         2
Donald Charlton                        1,546 shares of Common Stock                 $2.3250  Strategic Partners IV          2

Len A. Familant                       12,958 shares of Common Stock                 $2.3250  TCV IV                         2
Len A. Familant                          483 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Brian Westrick                        20,732 shares of Common Stock                 $2.3250  TCV IV                         2
Brian Westrick                           773 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Gary J. Smith                         25,916 shares of Common Stock                 $2.3250  TCV IV                         2
Gary J. Smith                            966 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Matthew Kirkpatrick                    3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Matthew Kirkpatrick                      135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Douglas Carswell                      10,366 shares of Common Stock                 $2.3250  TCV IV                         2
Douglas Carswell                         387 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Michael Walden                        20,732 shares of Common Stock                 $2.3250  TCV IV                         2
Michael Walden                           773 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Aaron Daniels                          3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Aaron Daniels                            135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Brad Latour                           12,958 shares of Common Stock                 $2.3250  TCV IV                         2
Brad Latour                              483 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Gaylyn Sarbacher                       3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Gaylyn Sarbacher                         135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Walter Leach                          15,549 shares of Common Stock                 $2.3250  TCV IV                         2
Walter Leach                             580 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Wesley Samuel III                      3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Wesley Samuel III                        135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
John A. Knocke                         3,628 shares of Common Stock                 $2.3250  TCV IV                         2
John A. Knocke                           135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Shendan T. Grove                       3,628 shares of Common Stock                 $2.3250  TCV IV                         2
Shendan T. Grove                         135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
David R. Palmateer                     3,628 shares of Common Stock                 $2.3250  TCV IV                         2
David R. Palmateer                       135 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Michael E. Ferzacca                   20,732 shares of Common Stock                 $2.3250  TCV IV                         2
Michael E. Ferzacca                      773 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Frank C. Bennett III                  25,916 shares of Common Stock                 $2.3250  TCV IV                         2
Frank C. Bennett III                     966 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Scott G. Yancey Jr.                   20,732 shares of Common Stock                 $2.3250  TCV IV                         2
Scott G. Yancey Jr.                      773 shares of Common Stock                 $2.3250  Strategic Partners IV          2
Harold Willis                         10,366 shares of Common Stock                 $2.3250  TCV IV                         2
Harold Willis                            387 shares of Common Stock                 $2.3250  Strategic Partners IV          2

The source of funds for the acquisition of the Common Stock listed above in section 3F by the TCV IV Funds was capital contributions from their respective partners.

1.    A copy of SPA Form 2 is attached hereto as Exhibit 7.

2.    A copy SPA Form 3 is attached hereto as Exhibit 8.

G. On November 16, 2004 the TCV IV Funds purchased the following shares from the underwriters of the Offering at $19.00 per share:

Name of Investor                    Shares Acquired
----------------                    ---------------
TCV IV                                  144,608
Strategic Partners IV                     5,392

The source of funds for the acquisition of the shares of Common Stock listed above in section 3G by the TCV IV Funds was capital contributions from their respective partners.

ITEM 4. PURPOSE OF TRANSACTION.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Seventh Amended and Restated Investor Rights Agreement dated June 12, 2003 (the "Rights Agreement") by and among the Company on the one hand, and TCV IV Funds and certain other parties on the other hand, the Company agreed to register the shares of capital stock of the Company held by TCV IV Funds, subject to certain exceptions. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify TCV IV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.

A copy of the Rights Agreement is attached hereto as Exhibit 11.

The Reporting Persons acquired the securities set forth above for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons or shares received upon exercise of the warrants held by Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on November 23, 2004, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Kimball owned, directly and indirectly, an aggregate of 8,184,724 shares as follows:

-------------------------------------------------------------------------------------------------
Name of Investor                 Number of Total Shares      Percentage of Outstanding Shares (a)
-------------------------------------------------------------------------------------------------
TCV IV                                        7,890,500         24.07%
-------------------------------------------------------------------------------------------------
Strategic Partners IV                           294,244         Less than 1%
-------------------------------------------------------------------------------------------------
Management IV                                 8,184,724         24.96%
-------------------------------------------------------------------------------------------------
Mr. Hoag                                      8,184,724         24.96%
-------------------------------------------------------------------------------------------------
Mr. Kimball                                   8,184,724         24.96%
-------------------------------------------------------------------------------------------------

(a) all percentages in this table are based on the 32,239,547 shares of Common Stock of the Company outstanding, as reported on the Company's 424(b)4 filed with the Securities and Exchange Commission on November 16, 2004.

Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Each of the TCV IV Funds has the sole power to direct the voting of its respective shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV as the sole general partner of TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV may be deemed to have the sole power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the shares and warrants held by TCV IV Funds and the shared power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of E Stock and Warrant Agreement, E Warrants, Contingent Warrant, E2 Warrant, Contingent Warrant 2, SPA Form 1, SPA Form 2, SPA Form 3, SPA Form 4, SPA Form 5, the Exchange of Equity Agreement and the Rights Agreement. A copy of the form of the E and E2 Warrant, form of the Contingent Warrant and Contingent Warrant 2, Exchange of Equity Agreement, SPA Form 1, SPA Form 2, SPA Form 3, SPA Form 4, and SPA Form 5 are attached hereto as Exhibits 3-10. A copy of the E Stock and Warrant Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Rights Agreement is attached hereto as Exhibit 11 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Joint Filing Agreement

Exhibit 2 Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the Company's Form S-1 filed on June 12, 2004)

Exhibit 3   Form of E Warrant and E2 Warrant

Exhibit 4   Form of Contingent Warrant and Contingent Warrant 2

Exhibit 5   SPA Form 1

Exhibit 6   Exchange of Equity Agreement dated June 12, 2003

Exhibit 7   SPA Form 2

Exhibit 8   SPA Form 3

Exhibit 9   SPA Form 4

Exhibit 10  SPA Form 5

Exhibit 11 Seventh Amended and Restated Investors' Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the Company's Form S-1 filed on June 12, 2004)

Exhibit 12 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2004

TCV IV, L.P.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell
Its:  Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell
Its:  Authorized Signatory

TECHNOLOGY CROSSOVER
MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell
Its:  Authorized Signatory

JAY C. HOAG

/s/ Carla S. Newell
------------------------------------
By:  Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL

/s/ Carla S. Newell
------------------------------------
By:  Carla S. Newell, Authorized Signatory

                                  EXHIBIT INDEX

Exhibit 1   Joint Filing Agreement

Exhibit 2 Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the Company's Form S-1 filed on June 12, 2004)

Exhibit 3   Form of E Warrant and E2 Warrant

Exhibit 4   Form of Contingent Warrant and Contingent Warrant 2

Exhibit 5   SPA Form 1

Exhibit 6   Exchange of Equity Agreement dated June 12, 2003

Exhibit 7   SPA Form 2

Exhibit 8   SPA Form 3

Exhibit 9   SPA Form 4

Exhibit 10  SPA Form 5

Exhibit 11 Seventh Amended and Restated Investors' Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the Company's Form S-1 filed on June 12, 2004)

Exhibit 12 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Inphonic, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 24 day of November, 2004.

TCV IV, L.P.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell
Its:  Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell

Its:  Authorized Signatory

TECHNOLOGY CROSSOVER
MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell
   ---------------------------------
Name: Carla S. Newell
Its:  Authorized Signatory

JAY C. HOAG

/s/ Carla S. Newell
------------------------------------------
By:  Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL

/s/ Carla S. Newell
-------------------------------------------
By:  Carla S. Newell, Authorized Signatory

                                                                       EXHIBIT 3

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.

VOID AFTER 5:00 P.M., WASHINGTON, D.C. TIME, ON JUNE 12, 2008 OR IF NOT A BUSINESS DAY, ON THE NEXT FOLLOWING BUSINESS DAY.

                        PREFERRED STOCK PURCHASE WARRANT

            This certifies that, for value received, ____________ and its registered, permitted assigns or successors in interest (the "REGISTERED HOLDER"), is entitled to purchase from InPhonic, Inc., a Delaware corporation (the "COMPANY"), subject to the terms and conditions hereof, at any time on or after the date hereof and before 5:00 P.M., Washington, D.C. time on June 12, 2008, or if not a business day, on the next following business day (the "EXPIRATION DATE"), __________________ fully paid and non-assessable shares of Series E Convertible Preferred Stock (as hereinafter defined) of the Company, subject to adjustment as set forth in Section 10.7 hereof.

1. Stock Acquisition Agreements. This Warrant is issued by the Company pursuant to the terms and conditions of (i) that certain Series E Convertible Preferred Stock and Warrant Purchase Agreement, dated as of the date hereof, by and among the Company TCV IV, L.P. and TCV IV Strategic Partners, L.P (the "STOCK PURCHASE AGREEMENT"), (ii) that certain Exchange of Equity Agreement, dated as of the date hereof, by and among the Company and the parties thereto, or (iii) that certain Exchange of Equity Agreement, dated as of the date hereof, by and among the Company and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (the Stock Purchase Agreement and the agreements set forth in clauses (ii) and (iii) referred to collectively as the "STOCK ACQUISITION AGREEMENTS" and individually, as a "STOCK ACQUISITION AGREEMENT").

2. Definitions. Terms used in this Warrant but not defined in this Section 2 or otherwise in this Warrant shall have the meanings ascribed to them in the Stock Purchase Agreement. As used in this Warrant, the following terms shall have the meanings set forth below:

            "COMMON STOCK" means the Company's common stock, $0.01 par value per share.

            "DATE OF ISSUANCE" means the date hereof.

            "EXERCISE PRICE" means $3.72 per share, subject to adjustment as set forth herein.

            "PERSON" means an individual, a partnership, a corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and a government or any department or agency thereof.

            "SERIES E PREFERRED STOCK" means the Company's Series E Convertible Preferred Stock, $0.01 par value per share.

            "WARRANT" means this Warrant and all stock purchase warrants issued in exchange herefor pursuant to the terms hereof.

            "WARRANT STOCK" means, subject to Section 3.1, shares of the Company's authorized but unissued Series E Preferred Stock issuable upon exercise of this Warrant.

3. Exercise of Warrant.

            3.1 Number of Shares Underlying Warrant. This Warrant shall initially be exercisable for ___________ shares of Series E Preferred Stock, subject to adjustment as set forth in Section 10.7 hereof. In the event that all outstanding shares of Preferred Stock are converted to Common Stock, or any other security, in connection with the closing of the Company's Qualified Public Offering (as defined in the Company's certificate of incorporation, as may be amended from time to time), this Warrant shall become exercisable for the number of shares of Common Stock (or such other security) issuable upon conversion of the Warrant Stock at the then effective conversion rate.

            3.2 Exercise Period. The Registered Holder may exercise the purchase rights represented by this Warrant, in whole or in part, at any time and from time to time on or after the date hereof and before the Expiration Date. Without limiting the foregoing, the Registered Holder shall be entitled to exercise this Warrant just prior to the consummation of an Organic Change in accordance with
Section 10.7(b) of this Warrant.

            3.3 Exercise Procedure.

               (a) This Warrant will be deemed to have been exercised at such time as the Company has received all of the following items (the "EXERCISE DATE"):

                  (i) a completed Irrevocable Subscription, substantially in the form attached hereto as Exhibit I, executed by the Registered Holder exercising all or part of the purchase rights represented by this Warrant;

                  (ii) this Warrant;

                  (iii) an Assignment or Assignments substantially in the form attached hereto as Exhibit II, evidencing the assignment of this Warrant to a permitted assignee of the Registered Holder (a "Purchaser"), if applicable; and

                  (iv) either (a) a wire transfer or check payable to the Company in an amount equal to the product obtained by multiplying the Exercise Price by the number of shares of Warrant Stock issuable upon such exercise (the "AGGREGATE EXERCISE PRICE"); (b) instruments or certificates, duly endorsed for transfer, evidencing debt or equity securities of the Company having a fair market value (as determined pursuant to Section 3.3(f) below) equal to the Aggregate Exercise Price of the Warrant Stock issuable upon exercise; or (c) a written notice to the Company that the Registered Holder or Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold that number of shares of Warrant Stock calculated pursuant to Section
         3.4 hereof.

               (b) The Company shall promptly issue and deliver to the Person or Persons at the address or addresses specified by the Registered Holder or Purchaser a certificate or certificates evidencing the appropriate number of shares of Warrant Stock to which the Registered Holder or Purchaser is entitled as of the Exercise Date. In the event such exercise is in part only, the Registered Holder of this Warrant or its designee shall receive a replacement warrant representing any rights which have not expired or been exercised in accordance with the terms hereof.

               (c) This Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date in the manner set forth in Sections 3.3 or 3.4 hereof, as the case may be. The person or persons entitled to receive the Warrant Stock shall be treated for all purposes as the record holder of such Warrant Stock as of such date.

               (d) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant will be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or any other cost incurred by the Company in connection with such exercise.

               (e) If a fractional share of Warrant Stock would, but for the provisions of this Section 3.3, be issuable upon exercise of the rights represented by this Warrant, the Company shall promptly deliver to the Registered Holder or Purchaser a check payable to the Registered Holder or Purchaser in lieu of such fractional share in an amount equal to the proportionate Exercise Price of such fractional share.

               (f) For purposes of this Section 3, the fair market value of a share of Warrant Stock shall mean the average of the closing price of a share of Warrant Stock (or equivalent shares of Common Stock underlying the Warrant Stock) quoted in the over-the-counter market on which the Warrant Stock (or equivalent shares of Common Stock underlying the Warrant Stock) are traded or the closing price quoted on any exchange on which the Warrant Stock (or equivalent shares of Common Stock underlying the Warrant Stock) are listed, whichever is applicable, as published in The Wall Street Journal for the ten
(10) trading days prior to the date of determination of fair market value (or such shorter period of time during which such Warrant Stock were traded over-the-counter or on such exchange). In the event that this Warrant is exercised in connection with the Company's IPO (as that term is defined in the Stock Purchase Agreement) of its Common Stock, the fair market value per share of Warrant Stock shall be the product of (i) the per share offering price to the public of the IPO, and (ii) the number of shares of Common Stock into which each share of Warrant Stock is convertible at the time of such exercise. If the Warrant Stock is not traded on the over-the-counter market or on an exchange, the fair market value shall be the price per share of Warrant Stock that the Company could obtain from a willing buyer for Warrant Stock sold by the Company from authorized but unissued Warrant Stock, as such prices shall be determined reasonably and in good faith by the Company's Board of Directors.

            3.4 Net Exercise. In lieu of exercising this Warrant as set forth above in Section 3.3, the Registered Holder or Purchaser may elect to receive shares equal to the value of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with notice of such election (a "NET EXERCISE"). A Registered Holder or Purchaser who Net Exercises shall have the rights described in Sections 3.3(b),
(c), (d) and (e) hereof, and the Company shall issue to such Registered Holder or Purchaser a number of shares of Warrant Stock computed using the following formula:

                              Y (A - B)
                              ---------
                   X =             A

           Where




                     X = The number of shares of Warrant Stock to be issued to the Registered Holder.

                  Y = The number of shares of Warrant Stock purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being cancelled (at the date of such calculation).

                  A = The fair market value of one share of Warrant Stock (at the date of such calculation), as calculated in accordance with Section 3.3(f) hereof.

                  B = The Exercise Price (as adjusted to the date of such calculations).

4. Upon the exercise of the Warrant and the issuance of the Warrant Stock, the Registered Holder, Purchaser or the Person or Persons to whom the Warrant Stock is issued, as applicable, shall become a party, if not already a party thereto, to (i) that certain Seventh Amended and Restated Investor Rights Agreement of the Company, dated the date hereof and as may be amended from time to time, (ii) that certain Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company, dated the date hereof and as may be amended from time to time and (iii) that certain Sixth Amended and Restated Voting Agreement of the Company, dated the date hereof and as may be amended from time to time (collectively, the "TRANSACTION DOCUMENTS").

5. Prior Notice as to Certain Events. In the event that during the term of this
Warrant:

               (a) there shall be any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or distribution;

               (b) there shall be any reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation or a sale or disposition of all or substantially all its assets; or

               (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in each such case, the Company shall give prior written notice, by first class mail, postage prepaid, addressed to the Registered Holder of this Warrant at the address of such holder as shown on the books of the Company, of the date on which such taking of record, reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date on which the holders of record of the Warrant Stock shall be entitled to exchange their stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given not less than 10 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

6. Reservation of Preferred and Common Stock. The Company will reserve and keep available for issuance upon the exercise of the Warrant such number of its authorized but unissued shares of Series E Preferred Stock, as will be sufficient to permit the exercise in full of all outstanding Warrants, and such number of authorized and unissued shares of Common Stock as will be sufficient to permit the conversion of the Warrant Stock, and upon such issuance or conversion such shares of Warrant Stock and Common Stock, as the case may be, will be validly issued, fully paid and nonassessable, and free from all liens and charges with respect to the issuance thereof.

7. No Voting Rights; Limitations of Liability; No Impairment.

            (a) Prior to the exercise of this Warrant, this Warrant will not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Registered Holder or Purchaser to purchase Warrant Stock, and no enumeration in this

Warrant of the rights or privileges of the Registered Holder or Purchaser, will give rise to any liability of such Registered Holder or Purchaser as a stockholder of the Company.

            (b) Except and to the extent waived or consented to by the Registered Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Registered Holder against impairment.

8. Restrictions on Transfer.

            8.1 Subject to the restrictions on the transferability of this Warrant set forth in Section 8.2 below and any contractual restrictions between the Company and the Registered Holder, this Warrant and all rights hereunder are transferable, in whole or in part, by the Registered Holder upon surrender of this Warrant with a properly executed Assignment at the principal office of the Company.

            8.2 Each Registered Holder of this Warrant acknowledges that this Warrant has not been registered under the Securities Act of 1933, as amended (the "ACT"), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise (i) in the absence of an effective registration statement as to this Warrant or such Warrant Stock under the Act (or any similar statute then in effect), or (ii) until the Registered Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Registered Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 of the Act, except in unusual circumstances. The certificates representing the securities issuable upon exercise of this Warrant shall have affixed thereto a legend in substantially the following form, in addition to other legends required by applicable state law:

            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

            8.3 In connection with the exercise of this Warrant, the Registered Holder represents and warrants to the Company that such Registered Holder is an "INSTITUTIONAL INVESTOR" or an "ACCREDITED INVESTOR" as defined under applicable federal and state securities laws and shall acquire the securities issuable upon such exercise for investment purposes, and not with a view to distributing the same.

            9. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants will represent such portion of such rights as is designated by the Registered Holder at the time of such surrender. The date the Company initially issues this Warrant will be deemed to be the "DATE OF ISSUANCE" of this Warrant regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant are issued.

10. Miscellaneous.

            10.1 Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of at least a majority of the shares (on an as-converted to Common Stock basis) issued or issuable pursuant to the exercise of this Warrant and the other warrants for Series E Preferred Stock issued pursuant to the Stock Acquisitions Agreements as in effect on June12, 2003.

            10.2 Notices. Any notices required to be sent to a Registered Holder will be delivered to the address of such Registered Holder shown on the books of the Company, and any notices required to be sent to the Company shall be sent to:

                   InPhonic, Inc.
                   1010 Wisconsin Avenue, N.W.
                   Suite 250
                   Washington, DC  20007
                   Attention:  Chief Executive Officer

All notices referred to herein will be and will be deemed to have been given (a) upon delivery in person, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified first class mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

            10.3 Descriptive Headings; Governing Law. The descriptive headings of the paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The construction, validity and interpretation of this Warrant will be governed by the laws of the State of New York.

            10.4 Successors and Assigns. Subject to Section 8, the provisions of this Warrant shall be binding upon, and inure to the benefit of, the respective successors and assigns of the parties hereto.

            10.5 Severability. In the event that any one or more of the provisions of this Warrant shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Warrant operate or would prospectively operate to invalidate this Warrant, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Warrant and the remaining provisions of this Warrant shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

            10.6 Waiver of Jury Trial. COMPANY AND REGISTERED HOLDER EACH WAIVE ALL RIGHTS TO TRIAL BY JURY OF ANY SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS OF ANY KIND ARISING UNDER OR RELATING TO THIS AGREEMENT. EACH OF COMPANY AND REGISTERED HOLDER ACKNOWLEDGES THAT THIS IS A WAIVER OF A LEGAL RIGHT AND REPRESENTS TO THE OTHER THAT THIS WAIVER IS MADE KNOWINGLY AND VOLUNTARILY. COMPANY AND REGISTERED HOLDER EACH AGREE THAT ALL SUCH SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS SHALL BE TRIED BEFORE A JUDGE OF A COURT OF COMPETENT JURISDICTION, WITHOUT A JURY.

            10.7 Adjustments; Exchange Right.

            (a) If at any time after the date hereof there is any change in the outstanding shares of capital stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Registered Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Registered Holder would have owned had the Warrant been exercised prior to the event and had the Registered Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

            (b) If at any time after the date hereof there is any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Company's capital stock shall be entitled to receive stock, securities, or other assets or property (an "ORGANIC CHANGE"), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Registered Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Warrant Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Warrant Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Registered Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.

            (c) If at any time after the date hereof any change occurs in the outstanding capital stock of the Company or any other event occurs as to which the other provisions of this Section 10.7 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Registered Holder of this Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as to give the Registered Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as such Registered Holder would have owned had this Warrant been exercised prior to the event and had such Registered Holder continued to hold such shares until after the event requiring adjustment.

            (d) In lieu of exercising (or Net Exercising) this Warrant pursuant to Section 3, prior to the closing of a Sale Transaction (as defined in the Company's certificate of incorporation, as may be amended from time to time), by written notice to the acquiring entity (the "Acquiring Person") at least five
(5) days before the date of closing of such Sale Transaction, the Registered Holder or Purchaser may assign, in whole or in part, this Warrant to the Acquiring Person and receive in exchange from the Acquiring Person immediately prior to such closing, without the payment by the Holder of any additional consideration, an amount and type of consideration equal to the amount and type of consideration that would have been payable by the Acquiring Person in the Sale Transaction with respect to that number of shares of Warrant Stock that would have been issuable had the portion of the Warrant that is so assigned pursuant to this Section 10.7(d) not been assigned but instead been Net Exercised pursuant to Section 3.4. The type of consideration paid by the Acquiring Person for the portion of this Warrant that could be Net Exercised into one share of Warrant Stock pursuant to Section 3.4 shall be the same type of consideration, whether stock, securities or other property, paid for one (1) share of Warrant Stock in the Sale Transaction, or if more than one type of consideration is paid for one (1) share of Warrant Stock in the Sale Transaction, the same types and on the same relative basis as is paid for one (1) one share of Warrant Stock in the Sale Transaction (assuming, in the case of a Sale Transaction involving the sale or transfer of all or substantially all of its assets, that the consideration received by the Company in is distributed to the stockholders of the Company on the date of closing of such sale or transfer).

            10.8 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.


                            [SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of this ___ day of June, 2003.

                                                 Inphonic, Inc.


                                                 By:
                                                        ------------------------
                                                 Name:  David A. Steinberg
                                                 Title: Chief Executive Officer

                                    Exhibit I

                            IRREVOCABLE SUBSCRIPTION

To:  Inphonic, Inc.

Gentlemen:

The undersigned hereby elects to exercise its right under the attached Warrant by purchasing _________________shares of the ________________ Stock of Inphonic, Inc., and hereby irrevocably subscribes to such issue. The undersigned also hereby consents to becoming party to the Transaction Documents, as defined in the Warrant. The certificates for such shares shall be issued in the name of:

------------------------------
(Name)

------------------------------
(Address)

------------------------------
(Taxpayer Number)

and delivered to:

------------------------------
(Name)

-------------------------------
(Address)

The exercise price of $______ is enclosed; or

____ I elect to Net Exercise (as defined in the attached Warrant) the attached Warrant with respect to __________ Shares (as defined in the attached Warrant).

Date:
      ----------------------------------

Signed:
       ------------------------------------------------------
                     (Name of Holder, Please Print)

                     ----------------------------------------
                     (Address)

                     ----------------------------------------
                     (Signature)

                                   Exhibit II

                                   ASSIGNMENT


For value received, the undersigned hereby sells, assigns and transfers unto:

-------------------------------
(Name)

-------------------------------
(Address)

the attached Warrant together with all right, title and interest therein to purchase __ percent of the shares of Series E Preferred Stock of Inphonic, Inc., to which the Warrant relates, and does hereby irrevocably appoint
_______________________ attorney to transfer said Warrant on the books of Inphonic, Inc., with full power of substitution in the premises.


Done this ______ day of ____________ 200__.




                                                     ---------------------------
                                                             (Signature)

                                                     ---------------------------
                                                           (Name and title)

                                                     ---------------------------

                                                     ---------------------------
                                                              (Address)

                                                                       EXHIBIT 4

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.

VOID AFTER 5:00 P.M., WASHINGTON, D.C. TIME, ON JUNE 12, 2008 OR IF NOT A BUSINESS DAY, ON THE NEXT FOLLOWING BUSINESS DAY.

                          COMMON STOCK PURCHASE WARRANT

            This certifies that, for value received, _______________ and its registered, permitted assigns or successors in interest (the "REGISTERED HOLDER"), is entitled to purchase from InPhonic, Inc., a Delaware corporation (the "COMPANY"), subject to the terms and conditions hereof, at any time on or after the date hereof and before 5:00 P.M., Washington, D.C. time on June 12, 2008, or if not a business day, on the next following business day (the "EXPIRATION DATE"), such number of fully paid and non-assessable shares of Common Stock (as hereinafter defined) of the Company as is determined in accordance with Section 3.1 below.

1. Stock Acquisition Agreements. This Warrant is issued by the Company pursuant to the terms and conditions of (i) that certain Series E Convertible Preferred Stock and Warrant Purchase Agreement, dated as of the date hereof, by and among the Company and TCV IV, L.P. and TCV IV Strategic Partners, L.P (the "STOCK PURCHASE AGREEMENT"), (ii) that certain Exchange of Equity Agreement, dated as of the date hereof, by and among the Company and the parties thereto, or (iii) that certain Exchange of Equity Agreement, dated as of the date hereof, by and among the Company and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (the Stock Purchase Agreement and the agreements set forth in clauses (ii) and (iii) referred to collectively as the "STOCK ACQUISITION AGREEMENTS" and individually, as a "STOCK ACQUISITION AGREEMENT").

2. Definitions. Terms used in this Warrant but not defined in this Section 2 or otherwise in this Warrant shall have the meanings ascribed to them in the Stock Purchase Agreement. As used in this Warrant, the following terms shall have the meanings set forth below:


            "COMMON STOCK" means the Company's common stock, $0.01 par value per share.

            "DATE OF ISSUANCE" means the date hereof.

            "EXERCISE PRICE" means $0.01 per share of Warrant Stock, subject to adjustment as set forth herein.

            "PERSON" means an individual, a partnership, a corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and a government or any department or agency thereof.

            "WARRANT" means this Warrant and all stock purchase warrants issued in exchange herefor pursuant to the terms hereof.

            "WARRANT STOCK" means shares of the Company's authorized but unissued Common Stock issuable upon exercise of this Warrant.

3. Exercise of Warrant.

            3.1 Number of Shares Underlying Warrant. Until June 12, 2004, this Warrant shall not be exercisable for any shares of Common Stock. If the Company has not completed its IPO (as that term is defined in the Stock Purchase Agreement) on or before June 12, 2004, then on such date this Warrant shall be exercisable for

________________ shares of Common Stock. Notwithstanding the foregoing, the number of shares of Warrant Stock for which this Warrant is exercisable shall automatically increase in accordance with the schedule attached hereto as Schedule 1.

            3.2 Exercise Period. The Registered Holder may exercise the purchase rights represented by this Warrant, in whole or in part, at any time and from time to time on or after June 12, 2004 and before 5:00 p.m. on the Expiration Date. Without limiting the foregoing, the Registered Holder shall be entitled to exercise this Warrant just prior to the consummation of an Organic Change in accordance with Section 10.7(b) of this Warrant.

            3.3 Exercise Procedure.

               (a) This Warrant will be deemed to have been exercised at such time as the Company has received all of the following items (the "EXERCISE DATE"):

                  (i) a completed Irrevocable Subscription, substantially in the form attached hereto as Exhibit I, executed by the Registered Holder exercising all or part of the purchase rights represented by this Warrant;

                  (ii) this Warrant;

                  (iii) an Assignment or Assignments substantially in the form attached hereto as Exhibit II, evidencing the assignment of this Warrant to a permitted assignee of the Registered Holder (a "Purchaser"), if applicable; and

                  (iv) either (a) a wire transfer or check payable to the Company in an amount equal to the product obtained by multiplying the Exercise Price by the number of shares of Warrant Stock issuable upon such exercise (the "AGGREGATE EXERCISE PRICE"); (b) instruments or certificates, duly endorsed for transfer, evidencing debt or equity securities of the Company having a fair market value (as determined pursuant to Section 3.3(f) below) equal to the Aggregate Exercise Price of the Warrant Stock issuable upon exercise; or (c) a written notice to the Company that the Registered Holder or Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold that number of shares of Warrant Stock calculated pursuant to Section
         3.4 hereof.

               (b) The Company shall promptly issue and deliver to the Person or Persons at the address or addresses specified by the Registered Holder or Purchaser a certificate or certificates evidencing the appropriate number of shares of Warrant Stock to which the Registered Holder or Purchaser is entitled as of the Exercise Date. The Registered Holder of this Warrant or its designee shall receive a replacement warrant representing any rights which have not expired or been exercised in accordance with the terms hereof.

               (c) This Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date in the manner set forth in Sections 3.3 or 3.4 hereof, as the case may be.. The person or persons entitled to receive the Warrant Stock shall be treated for all purposes as the record holder of such Warrant Stock as of such date.

               (d) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant will be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or any other cost incurred by the Company in connection with such exercise.

               (e) If a fractional share of Warrant Stock would, but for the provisions of this Section 3.3, be issuable upon exercise of the rights represented by this Warrant, the Company shall promptly deliver to the

Registered Holder or Purchaser a check payable to the Registered Holder or Purchaser in lieu of such fractional share in an amount equal to the proportionate Exercise Price of such fractional share.

               (f) For purposes of this Section 3, the fair market value of a share of Warrant Stock shall mean the average of the closing price of a share of Warrant Stock quoted in the over-the-counter market in which the Warrant Stock are traded or the closing price quoted on any exchange on which the Warrant Stock are listed, whichever is applicable, as published in The Wall Street Journal for the ten (10) trading days prior to the date of determination of fair market value (or such shorter period of time during which such Warrant Stock were traded over-the-counter or on such exchange). In the event that this Warrant is exercised in connection with the Company's IPO , the fair market value per share of Warrant Stock shall be the per share offering price to the public of the IPO. If the Warrant Stock is not traded on the over-the-counter market or on an exchange, the fair market value shall be the price per share of Warrant Stock that the Company could obtain from a willing buyer for Warrant Stock sold by the Company from authorized but unissued Warrant Stock, as such prices shall be determined reasonably and in good faith by the Company's Board of Directors.

            3.4 Net Exercise. In lieu of exercising this Warrant as set forth above in Section 3.3, the Registered Holder or Purchaser may elect to receive shares equal to the value of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with notice of such election (a "NET EXERCISE"). A Registered Holder or Purchaser who Net Exercises shall have the rights described in Sections 3.3(b),
(c), (d) and (e) hereof, and the Company shall issue to such Registered Holder or Purchaser a number of shares of Warrant Stock computed using the following formula:

                                  Y (A - B)
                                  --------
                            X =      A

           Where

                   X = The number of shares of Warrant Stock to be issued to the Registered Holder.

                   Y = The number of shares of Warrant Stock purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being cancelled (at the date of such calculation).

                   A = The fair market value of one share of Warrant Stock (at the date of such calculation), as calculated in accordance with Section 3.3(f) hereof.

                   B = The Exercise Price (as adjusted to the date of such calculations).



4. Upon the exercise of the Warrant and the issuance of the Warrant Stock, the Registered Holder, the Purchaser or the Person or Persons to whom the Warrant Stock is issued, as applicable, shall become a party, if not already a party thereto, to (i) that certain Seventh Amended and Restated Investor Rights Agreement of the Company, dated the date hereof and as may be amended from time to time, (ii) that certain Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company, dated the date hereof and as may be amended from time to time and (iii) that certain Sixth Amended and Restated Voting Agreement of the Company, dated the date hereof and as may be amended from time to time (collectively, the "TRANSACTION DOCUMENTS").

5. Prior Notice as to Certain Events. In the event that during the term of this
Warrant:

               (a) there shall be any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or distribution;

               (b) there shall be any reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation or a sale or disposition of all or substantially all its assets; or

               (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in each such case, the Company shall give prior written notice, by first class mail, postage prepaid, addressed to the Registered Holder of this Warrant at the address of such holder as shown on the books of the Company, of the date on which such taking of record, reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date on which the holders of record of the Warrant Stock shall be entitled to exchange their stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given not less than 10 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

6. Reservation of Common Stock. The Company will reserve and keep available for issuance upon the exercise of the Warrant such number of authorized and unissued shares of Common Stock as will be sufficient to permit the issuance of the Warrant Stock upon exercise of the Warrant, and upon such issuance such shares of Common Stock will be validly issued, fully paid and nonassessable, and free from all liens and charges with respect to the issuance thereof.

7. No Voting Rights; Limitations of Liability; No Impairment.

               (a) Prior to the exercise of this Warrant, this Warrant will not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Registered Holder or Purchaser to purchase Warrant Stock, and no enumeration in this Warrant of the rights or privileges of the Registered Holder or Purchaser, will give rise to any liability of such Registered Holder or Purchaser as a stockholder of the Company.

               (b) Except and to the extent waived or consented to by the Registered Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Registered Holder against impairment.


8. Restrictions on Transfer.

            8.1 Subject to the restrictions on the transferability of this Warrant set forth in Section 8.2 below and any contractual restrictions between the Company and the Registered Holder, this Warrant and all rights hereunder are transferable, in whole or in part, by the Registered Holder, upon surrender of this Warrant with a properly executed Assignment at the principal office of the Company.

            8.2 Each Registered Holder of this Warrant acknowledges that this Warrant has not been registered under the Securities Act of 1933, as amended (the "ACT"), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise (i) in the absence of an effective registration statement as to this Warrant or such Warrant Stock under the Act (or any similar statute then in effect), or (ii) until the Registered Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Registered Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 of the Act, except in unusual circumstances. The certificates representing the securities issuable upon exercise of this Warrant shall have affixed thereto a legend in substantially the following form, in addition to other legends required by applicable state law:

      THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

            8.3 In connection with the exercise of this Warrant, the Registered Holder represents and warrants to the Company that such Registered Holder is an "INSTITUTIONAL INVESTOR" or an "ACCREDITED INVESTOR" as defined under applicable federal and state securities laws and shall acquire the securities issuable upon such exercise for investment purposes, and not with a view to distributing the same.

            9. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants will represent such portion of such rights as is designated by the Registered Holder at the time of such surrender. The date the Company initially issues this Warrant will be deemed to be the "DATE OF ISSUANCE" of this Warrant regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant are issued.

10. Miscellaneous.

            10.1 Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of at least a majority of the shares (on an as-converted to Common Stock basis) issued or issuable pursuant to the exercise of this Warrant and the other warrants for Common Stock issued pursuant to the Stock Acquisitions Agreements as in effect on June 12, 2003.

            10.2 Notices. Any notices required to be sent to a Registered Holder will be delivered to the address of such Registered Holder shown on the books of the Company, and any notices required to be sent to the Company shall be sent to:

                      InPhonic, Inc.
                      1010 Wisconsin Avenue, N.W.
                      Suite 250
                      Washington, DC  20007
                      Attention:  Chief Executive Officer

 All notices referred to herein will be and will be deemed to have been given
(a) upon delivery in person, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified first class mail, postage prepaid, return receipt requested, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

            10.3 Descriptive Headings; Governing Law. The descriptive headings of the paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The construction, validity and interpretation of this Warrant will be governed by the laws of the State of New York.

            10.4 Successors and Assigns. Subject to Section 8, the provisions of this Warrant shall be binding upon, and inure to the benefit of, the respective successors and assigns of the parties hereto.

            10.5 Severability. In the event that any one or more of the provisions of this Warrant shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Warrant operate or would prospectively operate to invalidate this Warrant, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Warrant and the remaining provisions of this Warrant shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

            10.6 Waiver of Jury Trial. COMPANY AND REGISTERED HOLDER EACH WAIVE ALL RIGHTS TO TRIAL BY JURY OF ANY SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS OF ANY KIND ARISING UNDER OR RELATING TO THIS AGREEMENT. EACH OF COMPANY AND REGISTERED HOLDER ACKNOWLEDGES THAT THIS IS A WAIVER OF A LEGAL RIGHT AND REPRESENTS TO THE OTHER THAT THIS WAIVER IS MADE KNOWINGLY AND VOLUNTARILY. COMPANY AND REGISTERED HOLDER EACH AGREE THAT ALL SUCH SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS SHALL BE TRIED BEFORE A JUDGE OF A COURT OF COMPETENT JURISDICTION, WITHOUT A JURY.

            10.7 Adjustments; Exchange Right.

            (a) If at any time after the date hereof there is any change in the outstanding shares of capital stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Registered Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Registered Holder would have owned had the Warrant been exercised prior to the event and had the Registered Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

            (b) If at any time after the date hereof there is any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Company's capital stock shall be entitled to receive stock, securities, or other assets or property (an "ORGANIC CHANGE"), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Registered Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Warrant Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Warrant Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Registered Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.

            (c) If at any time after the date hereof any change occurs in the outstanding capital stock of the Company or any other event occurs as to which the other provisions of this Section 10.7 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Registered Holder of this Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as to give the Registered Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as such Registered Holder would have owned had this Warrant been exercised prior to the event and had such Registered Holder continued to hold such shares until after the event requiring adjustment.

            (d) In lieu of exercising (or Net Exercising) this Warrant pursuant to Section 3, prior to the closing of a Sale Transaction (as defined in the Company's certificate of incorporation, as may be amended from time to time), by written notice to the acquiring entity (the "Acquiring Person") at least five
(5) days before the date of closing of such Sale Transaction, the Registered Holder or Purchaser may assign, in whole or in part, this Warrant to the Acquiring Person and receive in exchange from the Acquiring Person immediately prior to such closing, without the payment by the Holder of any additional consideration, an amount and type of consideration equal to the amount and type of consideration that would have been payable by the Acquiring Person in the Sale Transaction with respect to that number of shares of Warrant Stock that would have been issuable had the portion of the Warrant that is so assigned pursuant to this Section 10.7(d) not been assigned but instead been Net Exercised pursuant to Section 3.4. The type of consideration paid by the Acquiring Person for the portion of this Warrant that could be Net Exercised into one share of Warrant Stock pursuant to Section 3.4 shall be the same type of consideration, whether stock, securities or other property, paid for one (1) share of Warrant Stock in the Sale Transaction, or if more than one type of consideration is paid for one (1) share of Warrant Stock in the Sale Transaction, the same types and on the same relative basis as is paid for one
(1) one share of Warrant Stock in the Sale Transaction (assuming, in the case of a Sale Transaction involving the sale or transfer of all or substantially all of its assets, that the consideration received by the Company in is distributed to the stockholders of the Company on the date of closing of such sale or transfer).

            10.8 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.


                            [SIGNATURE PAGE FOLLOWS]

           IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of this ___ day of June, 2003.

                                                 Inphonic, Inc.


                                                 By:
                                                 Name:  David A. Steinberg
                                                 Title: Chief Executive Officer

                                   SCHEDULE 1

                       UNDERLYING SHARES OF WARRANT STOCK

At the end of each full month after June 2004 and ending on June 31, 2006, if the Company has not completed an IPO, the aggregate number of shares of Warrant Stock into which this Warrant is exercisable shall be increased in accordance with the following schedule; provided that such number of shares of Warrant Stock is subject to further adjustment pursuant to the terms of Section 10.7 of this Warrant.

                                                       REVISED NUMBER OF
                                                       SHARES OF WARRANT
   DATE OF INCREASE IF IPO HAS NOT BEEN COMPLETED           STOCK
   ----------------------------------------------           -----
July 31, 2004
August 31, 2004
September 30, 2004
October 31, 2004
November 30, 2004
December 31, 2004
January 31, 2005
February 28, 2005
March 31, 2005
April 30, 2005
May 31, 2005
June 30, 2005
July 31, 2005
August 31, 2005
September 30, 2005
October 31, 2005
November 30, 2005
December 31, 2005
January 31, 2006
February 28, 2006
March 31, 2006
April 30, 2006
May 31, 2006
June 30,2006

                                    Exhibit I

                            IRREVOCABLE SUBSCRIPTION

To: Inphonic, Inc.

Gentlemen:

The undersigned hereby elects to exercise its right under the attached Warrant by purchasing _________________shares of the Common Stock of Inphonic, Inc., and hereby irrevocably subscribes to such issue. The undersigned also hereby consents to becoming party to the Transaction Documents, as defined in the Warrant. The certificates for such shares shall be issued in the name of:

------------------------------
(Name)

------------------------------
(Address)

------------------------------
(Taxpayer Number)

and delivered to:

------------------------------
(Name)

-------------------------------
(Address)

The exercise price of $______ is enclosed; or

____ I elect to Net Exercise (as defined in the attached Warrant) the attached Warrant with respect to __________ Shares (as defined in the attached Warrant).
..
Date:
        -------------------------

Signed:
        -----------------------------------------------------
                     (Name of Holder, Please Print)

                     ----------------------------------------
                     (Address)

                     ----------------------------------------
                     (Signature)

                                   Exhibit II

                                   ASSIGNMENT


For value received, the undersigned hereby sells, assigns and transfers unto:

-------------------------------
(Name)

-------------------------------
(Address)

the attached Warrant together with all right, title and interest therein to purchase __ percent of the shares of Common Stock of Inphonic, Inc., to which the Warrant relates, and does hereby irrevocably appoint _______________________ attorney to transfer said Warrant on the books of Inphonic, Inc., with full power of substitution in the premises.


Done this ______ day of ____________ 200__.



                                                     ---------------------------
                                                             (Signature)

                                                     ---------------------------
                                                           (Name and title)

                                                     ---------------------------

                                                     ---------------------------
                                                              (Address)

                                                                       EXHIBIT 5

                            STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the ___ day of _____ 200_, by and among ______________ (the "Seller"), and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, the "Purchasers").

      THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.    Purchase and Sale of Stock.

            1.1 Sale of Shares. Subject to the terms and conditions of this Agreement, the Seller agrees to sell to the Purchasers at the Closing, such number of shares of stock, $0.01 par value per share (the "Shares"), of InPhonic, Inc., a Delaware corporation (the "Company"), as is set forth on
Schedule I hereto for a purchase price per share (the "Purchase Price") as is set forth opposite such Shares on Schedule I hereto, and each Purchaser agrees to purchase at the Closing such number of Shares as is set forth opposite such Purchaser's name on Schedule II hereto for the applicable aggregate Purchase Price.

            1.2 Closing. The purchase and sale of the Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on June 12, 2003, or at such other time and place as the Seller and Purchasers hereto mutually agree upon orally or in writing (which time and place are designated as the "Closing"). Consummation of the Closing shall be deemed to take place simultaneously with the closing of the sale of shares of Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), of the Company and warrants pursuant to the Series E Convertible Preferred Stock and Warrant Purchase Agreement among the Company and the Purchasers dated June 12, 2003 (the "Series E Agreement"). At the Closing:

                  (a) The Seller shall deliver to the Company stock certificate(s) representing the Shares, duly endorsed to the Purchasers, and the Company shall deliver to each of the Purchasers a certificate representing the Shares purchased by such Purchaser hereunder, registered in the name of such Purchaser (it being acknowledged by the Purchasers that such delivery of the stock certificate(s) by the Seller and subsequent delivery of a stock certificate by the Company may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement));

                  (b) The Purchasers shall pay to the Seller the aggregate Purchase Price for the Shares being purchased from the Seller, by check or wire transfer, or any combination thereof (it being acknowledged by the Seller that the payment by each of the Purchasers may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement)); and

                  (c) The Seller shall have received a certificate executed by the Company, in form and substance reasonably satisfactory to the Seller, that sets forth the number of shares of Common Stock issuable upon conversion of one Share (or, if more than one series of stock of the Company is being sold hereunder, the number of shares of Common Stock issuable upon conversion for one Share of each series of stock of the Company being sold hereunder) as of the date hereof (assuming the issuance of securities under the Series E Agreement).

            1.3 Seller Release. Effective as of the Closing and in partial consideration of the consummation of the transactions set forth herein, the Seller for itself and its heirs, personal representatives, successors, assigns, employees, officers, directors, stockholders, partners, members, agents and affiliates (collectively, the "Seller Releasors"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company and its respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders (including, without limitation, each of the Purchasers) and the members (direct and indirect), managers, directors, officers, employees, agents, lenders (and agents related thereto) and representatives thereof (collectively, the "Released Parties") from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the Closing in connection with (i) the issuance of securities under the Series E Agreement, (ii) the purchase of the Shares hereunder and (iii) the purchase of shares of the Company's capital stock from certain of the Company's stockholders pursuant to the forms of Stock Purchase Agreements attached as Exhibit M to the Series E Agreement, which the Seller Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist or may hereafter accrue (collectively, the "Released Claims"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. The Released Parties are intended third-party beneficiaries of this Section 1.3 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding this
Section 1.3, the Purchasers acknowledge and agree that Released Claims shall not include (i) any obligations of the Purchasers to the Seller under the terms of this Agreement, or (ii) any obligations of the Company to the Seller not relating to Seller's ownership of the Shares.

      2. Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchasers that:

            2.1 Ownership of Shares. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for (i) those imposed by applicable federal and state securities laws and (ii) those imposed by the Ancillary Agreements (as defined below). For purposes of this Agreement, the Ancillary Agreements means collectively (A) the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003;

(B) the Seventh Amended and Restated Investor Rights Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003; and (C) the Sixth Amended and Restated Voting Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003 (the "Voting Agreement"). The Seller has the full power and authority to sell, transfer, convey, assign and deliver to the Purchasers the Shares being sold by it.

            2.2 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Seller hereunder, and the sale and delivery of the Shares being sold by the Seller hereunder, has been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            2.3 Governmental Consents. To the Seller's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

            2.4 Compliance with Other Instruments. Assuming the execution and delivery of the Voting Agreement by each of the Purchasers, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the Closing all consents or waivers necessary to transfer the Shares being sold by the Seller to the Purchasers.

            2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement, or to consummate the transaction contemplated hereby.

            2.6 Receipt of Information. The Seller believes he, she or it has received all the information he, she or it considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that he, she or it has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, the financing transaction contemplated by the Series E Agreement.

            2.7 Disclosure. Schedules I and III attached hereto completed by or on behalf of the Seller are true, correct and complete, including, without limitation, the information concerning the "affiliate" or non-"affiliate" status of the Seller as set forth therein.

      3. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant that:

            3.1 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Purchasers hereunder, and the purchase of the Shares hereunder, have been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Purchasers, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            3.2 Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to each of the Purchasers to which the assets of such Purchaser are subject. Each of the Purchasers has received as of the Closing all consents or waivers necessary under the respective limited partnership agreement of each such Purchaser to purchase the Shares being sold by the Seller to such Purchaser.

            3.3 Purchase Entirely for Own Account. Each of the Purchasers hereby confirms that the Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided, however, that such Purchaser may sell, grant participation in, or distribute the Shares to affiliated entities or persons (including a venture capital fund, other venture capital funds affiliated with such fund, successor and predecessor funds, and funds under common investment management). By executing this Agreement, the Purchasers further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. Each of the Purchasers further acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, may not be sold or otherwise transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

            3.4 Investment Experience. Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

            3.5 Accredited Investor. Each Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.

            3.6 No Reliance on Registration Statement. Each Purchaser acknowledges that the Company has filed a registration statement on Form S-1 pursuant to the Securities Act (the "Registration Statement") and that, in making its decision to purchase the Shares from the Seller hereunder, such Purchaser has not relied on the Registration Statement or the information contained therein.

      4. Indemnity. To the extent permitted by law, the Seller will indemnify and hold harmless each Purchaser (and the partners, members and agents of each Purchaser) against any losses, claims, damages or liabilities to which they make become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of the representations and warranties made by the Seller in this Agreement; provided, however, that in no event shall the aggregate liability of the Seller under this
Section 4 exceed the aggregate Purchase Price for the Shares being purchased from the Seller hereunder. No indemnification shall be payable by the Seller, and no claim for indemnification shall be made by either of the Purchasers, after the respective termination of the applicable representation and warranty in accordance with Section 6.8 below. The indemnity provided under this Section 4 shall be the sole and exclusive remedy available to the Purchasers against the Seller for any breach of the representations and warranties made by the Seller herein.

      5.    Conditions to Closing.

            5.1 Conditions of Purchasers' Obligations at Closing. The obligations of the Purchasers under Section 1.2 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

                  (a) Representations and Warranties The representations and warranties of the Seller contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

                  (b) Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

                  (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

                  (e) Closing Under the Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.2 Conditions of the Seller's Obligations at Closing. The obligations of the Seller to the Purchasers under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate Purchase Price as specified in Section 1.2(b) hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

                  (d) Closing Under Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

      6.    Miscellaneous.

            6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

            6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            6.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party also represents that it has not entered into any agreements for which such party would be liable for finders' fees or commissions in connection with this transaction or any other contemplated transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

            6.6 Amendment and Waivers. Any term of this Agreement may be amended only with the written consent of the parties hereto. The observance of any term of this Agreement may be waived by the Purchasers or the Seller (either generally or in a particular instance and either retroactively or prospectively) only if such waiver is in writing and signed by the party to be bound.

            6.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            6.8 Survival of Representations and Warranties. The representations and warranties made by the Seller in Sections 2.1, 2.2, 2.4 and
2.6 herein shall survive the Closing until the fourth anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller in Sections 2.3, 2.5 and 2.7 herein shall survive the Closing until the second anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers.

            6.9 Entire Agreement; Counterparts; Facsimile Signatures. This Agreement (including its Schedules and Exhibits) constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

            6.10 Expenses. Irrespective of whether the Closing is effected, the Seller shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

            6.11 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to a Purchaser, at the address set forth below such Purchaser's signature to this Agreement, or at such other address as may have been furnished in writing by such Purchaser to the other parties hereto; or

                  If to the Seller, at the address set forth below such Seller's signature to this Agreement, or at such other address as may have been furnished in writing by such Seller to the other parties hereto.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

            6.12 Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        SELLER:

                                        ----------------------------------------

                                        Name:
                                             -----------------------------------

                                        Title:
                                              ----------------------------------

                                        Address:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                                        PURCHASERS:

                                        TCV IV, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name:  Carla S. Newell
                                        Title:  Attorney in Fact

                                        TCV IV STRATEGIC PARTNERS, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name: Carla S. Newell
                                        Title: Attorney in Fact

                                        Address: Technology Crossover Ventures
                                                 528 Ramona Street
                                                 Palo Alto, California 94301

                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

Acknowledged and agreed this ___ day of __________, 200_:

INPHONIC, INC.

By:
   -------------------------------------
Name: David A. Steinberg
Title: Chairman and Chief Executive Officer

                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                                   SCHEDULE I

                           SHARES BEING SOLD BY SELLER

                                           NUMBER OF
                                          SHARES BEING    COST PER
SERIES OF SHARES BEING SOLD:                 SOLD:         SHARE:     SUBTOTAL:
Common Stock
Series A Convertible Preferred Stock
Series B Convertible Preferred Stock
Series C Convertible Preferred Stock
Series D Convertible Preferred Stock
Series D-1 Convertible Preferred Stock
Series D-2 Convertible Preferred Stock
Series D-3 Convertible Preferred Stock
Series D-4 Convertible Preferred Stock
Series D-5 Convertible Preferred Stock

                                                             TOTAL
                                                          PURCHASE
                         TOTAL SHARES:                       COST:

                                   SCHEDULE II

                      SHARES BEING PURCHASED BY PURCHASERS

                                                           NUMBER OF
                                                          SHARES BEING
 PURCHASER:     SERIES OF SHARES BEING PURCHASED:          PURCHASED:     COST:
TCV IV, L.P.    Common Stock
                Series A Convertible Preferred Stock
                Series B Convertible Preferred Stock
                Series C Convertible Preferred Stock
                Series D Convertible Preferred Stock
                Series D-1 Convertible Preferred Stock
                Series D-2 Convertible Preferred Stock
                Series D-3 Convertible Preferred Stock
                Series D-4 Convertible Preferred Stock
                Series D-5 Convertible Preferred Stock
                                             SUBTOTAL:

TCV IV
Strategic
Partners,
L.P.            Common Stock
                Series A Convertible Preferred Stock
                Series B Convertible Preferred Stock
                Series C Convertible Preferred Stock
                Series D Convertible Preferred Stock
                Series D-1 Convertible Preferred Stock
                Series D-2 Convertible Preferred Stock
                Series D-3 Convertible Preferred Stock
                Series D-4 Convertible Preferred Stock
                Series D-5 Convertible Preferred Stock
                                             SUBTOTAL:

                                                TOTAL:

                                  SCHEDULE III

Seller acquired such Shares as set forth below:

Class or Series of Shares:

Date Shares Acquired by Seller:

Nature of Acquisition (1):

Name of Person From Whom Acquired (If
Gift, also give date Donor Acquired):
Amount of Securities Acquired:

Date of Payment:

Nature of Payment (2):

----------
(1) For example, the Shares may have been acquired pursuant to the exercise of a stock option; directly issued to the Seller by the Company as restricted stock; purchased from the Company in a financing; issued to the Seller as part of an acquisition; or acquired from another stockholder of the Company.

(2) If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                             SCHEDULE III CONTINUED

Seller (please check one of the below):

      _____ is not and has never been an "affiliate" (as defined below) of the Company.

      _____ is currently an "affiliate" of the Company. If currently an affiliate of the Company, please describe below the nature of such relationship.

      _____ is not now an "affiliate" of the Company but was an affiliate of the Company in the past. If an affiliate of the Company in the past, please describe below the nature and time period of such relationship (including the date such relationship ended).

An "affiliate" of the Company under Rule 144 as promulgated under the Securities Act of 1933, as amended, is a "person" (as defined below) that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, including, without limitation, a director or executive officer of the Company.

A "person" would include, in addition to the Seller:

      (i) any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person;

      (ii) any trust or estate in which such person, or any of the persons described in clause (i) above collectively own ten percent (10%) or more of the total beneficial interest or of which any of such person serve as trustee, executor or in any similar capacity; or

      (iii) any corporation or other organization (other than the Company) in which such person or any of the persons specified in clause (i) above are the beneficial owners collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

                                                                       EXHIBIT 6

                          EXCHANGE OF EQUITY AGREEMENT

      THIS EXCHANGE OF EQUITY AGREEMENT ("AGREEMENT") is made this 12th day of June, 2003, by and among InPhonic, Inc., a Delaware corporation (the "CORPORATION") and the persons set forth on the attached Exhibit A (each a "STOCKHOLDER" and collectively, the "STOCKHOLDERS"), being record and beneficial owners of shares of Series D-4 Convertible Preferred Stock, par value $0.01 per share (the "SERIES D-4 PREFERRED STOCK"), of the Corporation.

      WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Series D-4 Preferred Stock as is set forth beside its name on Exhibit A;

      WHEREAS, the Stockholders acquired the Series D-4 Preferred Stock pursuant to the Stock Purchase Agreement dated as of the date hereof by and among the Stockholders and certain other Corporation stockholders;

      WHEREAS, the Stockholders are making an investment (the "INVESTMENT") in the Corporation pursuant to that certain Series E Convertible Preferred Stock and Warrant Purchase Agreement dated of even date herewith (the "PURCHASE AGREEMENT");

      WHEREAS, in order to facilitate the Investment, the Corporation has made an offer to the Stockholders to exchange the Series D-4 Preferred Stock held by them for units (the "SERIES E UNITS") consisting of shares of the Corporation's Series E Convertible Preferred Stock, par value $0.01 per share (the "SERIES E PREFERRED STOCK"), a warrant to acquire shares of Series E Preferred Stock and a warrant to acquire shares of the Corporation's Common Stock (such exchange hereinafter referred to as the "EQUITY EXCHANGE") in connection with its issuance of Series E Preferred Stock to the Stockholders; and

      WHEREAS, each Stockholder desires to exchange its shares of Series D-4 Preferred Stock for new Series E Units on the terms and conditions hereinafter set forth.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1. Exchange of Equity. At the Closing (as defined below), on the terms and subject to the conditions of this Agreement, each Stockholder shall assign, convey, transfer and deliver to the Corporation such number of shares of Series D-4 Preferred Stock set forth opposite such Stockholder's name on Exhibit A in exchange for the issuance and delivery to such Stockholder by the Corporation of
(x) such number of validly issued and non-assessable shares of Series E Preferred Stock as set forth opposite such Stockholder's name on Exhibit A, (y) a warrant to acquire such number of shares of Series E Preferred Stock as set forth opposite such Stockholder's name on Exhibit A (the "SERIES E WARRANT") in the form attached hereto as Exhibit B and (z) a warrant to acquire shares of the Corporation's Common Stock (the "CONTINGENT WARRANT") in the form attached hereto as Exhibit C.

      2.    Closing.

            (a) Subject to the terms and conditions hereof, the closing of the Equity Exchange (the "CLOSING") shall take place on the date hereof, simultaneous and in connection with the closing of the Investment.

            (b) Subject to the terms and conditions hereof, on the date of Closing, each of the Stockholders will deliver to the Corporation one or more certificates, duly endorsed for transfer, evidencing the number of shares of Series D-4 Preferred Stock set forth opposite such Stockholder's name on Exhibit A against delivery by the Corporation to such Stockholder, of (x) a duly executed certificate registered in its name, evidencing the number of shares of Series E Preferred as set forth opposite such Stockholder's name on Exhibit A,
(y) a Series E Warrant to acquire such number of shares of Series E Preferred Stock as set forth opposite such Stockholder's name on Exhibit A and (z) a Contingent Warrant to acquire shares of Common Stock.

      3.    Representations and Warranties of the Corporation.

            The Corporation represents and warrants to the Stockholders as follows as of the date of Closing:

            3.1. Corporate Existence, Power and Authority. The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Corporation has all requisite power, authority and legal right to execute, deliver, enter into, consummate and perform this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Corporation enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to the rights of creditors generally.

            3.2. Series E Preferred Stock; Common Stock. Upon receipt by the Corporation of the Series D-4 Preferred Stock exchanged therefor, and as may be applicable, the compliance with the terms of the Series E Warrants and the Contingent Warrants, the Series E Preferred Stock issued and delivered pursuant to this Agreement, the Series E Preferred Stock issuable upon exercise of the Series E Warrants and the Common Stock issuable upon exercise of the Contingent Warrants will be duly authorized, validly issued, fully paid and non-assessable.

In addition to the foregoing, the Corporation specifically agrees that with respect to the Series E Units it receives hereunder, the Stockholders shall, and hereby will, receive the benefits of the Purchase Agreement, including, without limitation, the representations and warranties of the Corporation therein.

      4.    Representations and Warranties of the Stockholders.

      Each Stockholder, severally and not jointly, represents and warrants to the Corporation as follows:

            4.1 Authority. Such Stockholder has all requisite power, authority and legal right to execute, deliver, enter into, consummate and perform this Agreement. Such Stockholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to the rights of creditors generally.

            4.2 Investment Intent.

            (a) Such Stockholder hereby represents to the Corporation that it has substantial knowledge, skill and experience in making investment decisions of this type, is capable of evaluating the risk of its investment in the Series E Units and is able to bear the economic risk of such investment, including the risk of losing the entire investment. Such Stockholder will receive the Series E Units for its own account, and the Series E Units are being acquired by each Stockholder for investment and not with a present view to any distribution thereof in violation of applicable securities laws.

            (b) Such Stockholder understands that (i) the Series E Units have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT"), by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) or
Section 3(b) thereof or Rule 506 promulgated thereunder, (ii) the Series E Units must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and (iii) the Series E Units will bear a legend to such effect.

            4.3 No Restrictions. There are no outstanding options, warrants, rights, proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from such Stockholder of the Series D-4 Preferred Stock, or any portion thereof, which is to be delivered by such Stockholder to the Corporation in the Exchange of Equity set forth in this Agreement, other than those which have been validly waived. Such Series D-4 Preferred Stock is free of all liens and encumbrances as of the date of the Closing.

      5. Special Covenant. The Corporation covenants and agrees that after the date hereof it will not issue any shares of Series D-4 Preferred Stock without the prior written consent of the Stockholders.

      6.    General.

            (a) The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            (b) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (c) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, but nothing herein, express or implied, is intended to or shall confer any rights, remedies or benefits upon any person other than the parties hereto.

            (d) This Agreement may not be assigned by any party hereto.

            (e) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

            (f) To the extent permitted by applicable law, the parties hereby waive any provision of law which may render any provision hereof prohibited or unenforceable in any respect.

            (g) This Agreement shall be construed in accordance with and governed by the laws of the State of New York without regard to the conflict of law principles of such state.


                         [Signatures on Following Page]

      IN WITNESS WHEREOF, the parties hereto have caused this Exchange of Equity Agreement to be executed as of the date first above written.

                                        CORPORATION:


                                        INPHONIC, INC.

                                        By:
                                           -------------------------------------
                                              David A. Steinberg
                                              Chairman and Chief Executive
                                              Officer


            SIGNATURE PAGE TO THE EXCHANGE OF EQUITY AGREEMENT (TCV)

--------------------------------------------------------------------------------
                                 INPHONIC, INC.

                          EXCHANGE OF EQUITY AGREEMENT

                           COUNTERPART SIGNATURE PAGE
--------------------------------------------------------------------------------


      IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of the day and year first above written.



                                        TCV IV, L.P.
                                        TCV IV STRATEGIC PARTNERS, L.P.,

                                        Delaware limited partnerships
                                        By:    Technology Crossover
                                               Management IV, L.L.C.
                                        Their: General Partner


                                        By:
                                           -------------------------------------
                                        Name: Carla S. Newell
                                        Title: Attorney in Fact




        COUNTERPART SIGNATURE PAGE TO EXCHANGE OF EQUITY AGREEMENT (TCV)

                                    EXHIBIT A




                                                                                SERIES E UNIT
                                                                   -----------------------------------------
STOCKHOLDER                           SHARES OF                    SHARES OF                SERIES E WARRANT
                                      SERIES D-4 PREFERRED         SERIES E PREFERRED
                                      STOCK                        STOCK
                                      --------------------         ------------------       ----------------
TCV IV, L.P.                                    189,152                    238,199                 47,640

TCV IV STRATEGIC PARTNERS, L.P.                  7,054                      8,883                  1,777



                  EXHIBIT A TO THE EXCHANGE OF EQUITY AGREEMENT

                                    EXHIBIT B

                            Form of Series E Warrant

                                 (see attached)

                                    EXHIBIT C

                           Form of Contingent Warrant

                                 (see attached)

                                                                       EXHIBIT 7

                         COMMON STOCK PURCHASE AGREEMENT

      THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the ___ day of __________, 200_, by and among ____________ (the "Seller"), and TCV
IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, the "Purchasers").

      THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.    Purchase and Sale of Stock.

            1.1   Sale of Shares.

                  (a) Sale of Shares at First Closing. Subject to the terms and conditions of this Agreement, the Seller shall sell to the Purchasers at the First Closing (as defined below), such number of shares (the "First Closing Shares") of common stock, $0.01 par value per share (the "Common Stock"), of InPhonic, Inc., a Delaware corporation (the "Company"), as is set forth on
Schedule IA hereto for a purchase price per share (the "First Closing Purchase Price") as is set forth opposite such First Closing Shares on Schedule IA hereto, and each Purchaser shall purchase at the First Closing such number of First Closing Shares as is set forth opposite such Purchaser's name on Schedule IIA hereto for the applicable aggregate First Closing Purchase Price.

                  (b) Sale of Shares at Second Closing. Subject to the terms and conditions of this Agreement, and unless this Agreement is sooner terminated pursuant to Section 6.12 below, upon the occurrence of a Second Closing Event (as defined below) the Seller shall sell to the Purchasers at the Second Closing (as defined below), such number of shares (the "Second Closing Shares") of Common Stock of the Company as is set forth on Schedule IB hereto for a purchase price per share (the "Second Closing Purchase Price") as is set forth opposite such Second Closing Shares on Schedule IB hereto, and each Purchaser shall purchase at the Second Closing such number of Second Closing Shares as is set forth opposite such Purchaser's name on Schedule IIB hereto for the applicable aggregate Second Closing Purchase Price. The shares of Common Stock sold under this Agreement pursuant to this Section 1.1 are referred to as the "Shares".

            1.2   Closings.

                  (a) First Closing. The purchase and sale of the First Closing Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on June 12, 2003, or at such other time and place as the Seller and Purchasers hereto mutually agree upon orally or in writing (which time and place are designated as the "First Closing"). Consummation of the closings hereunder shall be conditioned upon (i) the satisfaction of all filing requirements, waiting periods and other conditions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (ii) the closing of the sale of shares of Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), of the Company and warrants pursuant to the Series E Convertible Preferred Stock and Warrant Purchase Agreement among the Company and the Purchasers dated June 12, 2003 (the "Series E Agreement"). After the execution and delivery of this Agreement, each of the Seller, the Purchasers and the Company hereby agrees to use his or its respective best efforts to negotiate in good faith to enter into prior to the First Closing a customary escrow agreement with Comerica Bank-California (the "Escrow Agent") in a form reasonably satisfactory to each of the parties hereto to be attached hereto in its final form as Exhibit A (the "Escrow Agreement").

                  (b) Second Closing. Unless this Agreement is sooner terminated pursuant to Section 6.12 below, the purchase and sale of the Second Closing Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on the fifth business day after the occurrence of a Second Closing Event, or at such other time and place as the Seller and Purchasers hereto mutually agree upon in writing (which time and place are designated as the "Second Closing").

            1.3   Closing Deliverables.

                  (a)   First Closing Deliverables. At the First Closing:

                        (i) The Seller shall deliver to the Company stock certificate(s) representing the First Closing Shares, duly endorsed to the Purchasers, and the Company shall have delivered to each of the Purchasers a certificate for the number of First Closing Shares set forth opposite such Purchaser's name on Schedule IIA hereto, registered in the name of such Purchaser;

                        (ii) The Purchasers shall pay to the Seller the aggregate First Closing Purchase Price for the First Closing Shares being purchased from the Seller, by check or wire transfer, or any combination thereof (it being acknowledged by the Seller that the payment by each of the Purchasers may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement));

                        (iii) The Seller shall deliver stock certificate(s) representing the Second Closing Shares, together with an undated Stock Power Separate from Certificate duly endorsed to the Purchasers by the Seller, to (i) the Escrow Agent if the Escrow Agreement has been executed and delivered, or
(ii) if the Escrow Agreement has not been executed and delivered as of the First Closing, Piper Rudnick LLP, counsel to the Company ("Piper"), to be held in escrow pending execution and delivery of the Escrow Agreement by the parties thereto pursuant to Section 1.2(a) above, at which time such stock certificate(s) shall be delivered by Piper to the Escrow Agent pursuant to the terms of the Escrow Agreement; and

                        (iv) The Purchasers shall deliver the aggregate Second Closing Purchase Price for the Second Closing Shares, by check or wire transfer, or any combination thereof to (i) the Escrow Agent if the Escrow Agreement has been executed and delivered, or (ii) if the Escrow Agreement has not been executed and delivered as of the First Closing, Piper to be held in escrow pending execution and delivery of the Escrow Agreement by the parties thereto pursuant to Section 1.2(a) above, at which time such aggregate Second

Closing Purchase Price shall be delivered by Piper to the Escrow Agent pursuant to the terms of the Escrow Agreement.

                  (b) Second Closing Deliverables. At the Second Closing, the Escrow Agent shall have delivered to the Purchasers pursuant to the Escrow Agreement stock certificate(s) representing the Second Closing Shares, together with the Stock Power duly endorsed to the Purchasers by the Seller, and the Escrow Agent shall have delivered to the Seller pursuant to the Escrow Agreement the aggregate Second Closing Purchase Price for the Second Closing Shares, together with any and all interest thereon.

            1.4 Second Closing Event. "Second Closing Event" shall mean the earliest to occur of (i) June __, 2004, provided that the Seller is still employed by the Company, a subsidiary of the Company or another entity in control of or under common control with the Company, (ii) the termination of the Seller's employment with the Company (A) by the Seller for Good Reason (as defined on Schedule IV hereto) or (B) for the death or disability of the Seller, or (iii) the termination by the Company of Seller's employment with the Company for any reason other than Cause (as defined on Schedule IV hereto).

            1.5 Seller Release. Effective as of the First Closing and in partial consideration of the consummation of the transactions set forth herein, the Seller for himself and his heirs, personal representatives, successors, assigns and affiliates (collectively, the "Seller Releasors"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company and its respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders (including, without limitation, each of the Purchasers) and the members (direct and indirect), managers, directors, officers, employees, agents, lenders (and agents related thereto) and representatives thereof (collectively, the "Released Parties") from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the First Closing or the Second Closing in connection with (i) the issuance of securities under the Series E Agreement, (ii) the purchase of the Shares hereunder and (iii) the purchase of shares of the Company's capital stock from certain of the Company's stockholders pursuant to the forms of Stock Purchase Agreements attached as Exhibit M to the Series E Agreement, which the Seller Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist or may hereafter accrue (collectively, the "Released Claims"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. The Released Parties are intended third-party beneficiaries of this Section 1.5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding Section
1.5 of this Agreement, the Purchasers acknowledge and agree that Released Claims shall not include (i) any obligations of the Purchasers to the Seller under the terms of this Agreement, (ii) any rights or claims Seller may have in connection with his employment by the Company or (iii) any obligations of the Company to the Seller not relating to his ownership of the Shares.

      2. Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchasers that:

            2.1 Ownership of Shares. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for (i) those imposed by applicable federal and state securities laws and (ii) those imposed by the Ancillary Agreements (as defined below). For purposes of this Agreement, the Ancillary Agreements means collectively (A) the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the other parties thereto, dated as of June ____, 2003; (B) the Seventh Amended and Restated Investor Rights Agreement by and among the Company and the other parties thereto, dated as of June ____, 2003; and (C) the Sixth Amended and Restated Voting Agreement by and among the Company and the other parties thereto, dated as of June ____, 2003 (the "Voting Agreement"). The Seller has the full power and authority to sell, transfer, convey, assign and deliver to the Purchasers the Shares being sold by the Seller.

            2.2 Authorization. The execution and delivery of this Agreement and the Escrow Agreement, the performance of all obligations of the Seller hereunder and thereunder, and the sale and delivery of the Shares being sold by the Seller hereunder, has been duly authorized. This Agreement constitutes, and the Escrow Agreement, when executed and delivered pursuant to Section 1.2(a) above, will constitute, valid and legally binding obligations of the Seller, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            2.3 Governmental Consents. To the Seller's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement or the Escrow Agreement, except for any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as contemplated by Section 1.2 hereof.

            2.4 Compliance with Other Instruments. Assuming the execution and delivery of the Voting Agreement by each of the Purchasers, the execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the First Closing or Second Closing, as applicable, all consents or waivers necessary to transfer the Shares being sold by the Seller to the Purchasers at such closing.

            2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement or the Escrow Agreement, or to consummate the transaction contemplated hereby or thereby.

            2.6 Receipt of Information. The Seller believes the Seller has received all the information the Seller considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that the Seller has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, the financing transaction contemplated by the Series E Agreement.

            2.7 Disclosure. Schedules I and III attached hereto completed by or on behalf of the Seller are true, correct and complete as of the date of First Closing, including, without limitation, the information concerning the "affiliate" or non-"affiliate" status of the Seller as set forth therein.

      3. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant that:

            3.1 Authorization. The execution and delivery of this Agreement and the Escrow Agreement, the performance of all obligations of the Purchasers hereunder and thereunder, and the purchase of the Shares hereunder, have been duly authorized. This Agreement constitutes, and the Escrow Agreement, when executed and delivered pursuant to Section 1.2(a) above, will constitute, valid and legally binding obligations of the Purchasers, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            3.2 Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to each of the Purchasers to which the assets of such Purchaser are subject. Each of the Purchasers has received as of the First Closing all consents or waivers necessary under the respective limited partnership agreement of each such Purchaser to purchase the Shares being sold by the Seller to such Purchaser.

            3.3 Purchase Entirely for Own Account. Each of the Purchasers hereby confirms that the Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided, however, that such Purchaser may sell, grant participation in, or distribute the Shares to affiliated entities or persons (including a venture capital fund, other venture capital funds affiliated with such fund, successor and predecessor funds, and funds under common investment management). By executing this Agreement, the Purchasers further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. Each of the Purchasers further acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, may not be sold or otherwise transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

            3.4 Investment Experience. Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

            3.5 Accredited Investor. Each Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.

            3.6 No Reliance on Registration Statement. Each Purchaser acknowledges that the Company has filed a registration statement on Form S-1 pursuant to the Securities Act (the "Registration Statement") and that, in making its decision to purchase the Shares from the Seller hereunder, such Purchaser has not relied on the Registration Statement or the information contained therein. Each Purchaser has carefully reviewed the representations and warranties concerning the Company contained in the Series E Agreement and has made a detailed inquiry concerning the Company, its business and personnel and the officers of the Company have made available to such Purchaser any and all written information which it has requested and have answered to such Purchaser's satisfaction all inquiries made by such Purchaser; provided, however, that the foregoing does not limit or modify the representations and warranties of the Company set forth in the Series E Agreement or of the Seller set forth herein or the right of the Purchasers to rely thereon.

      4. Indemnity. To the extent permitted by law, the Seller will indemnify and hold harmless each Purchaser (and the partners, members and agents of each Purchaser) against any losses, claims, damages or liabilities to which they make become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of the representations and warranties made by the Seller in this Agreement; provided, however, that in no event shall the aggregate liability of the Seller under this
Section 4 exceed the aggregate Purchase Price for the Shares being purchased from the Seller hereunder. No indemnification shall be payable by the Seller, and no claim for indemnification shall be made by either of the Purchasers, after the respective termination of the applicable representation and warranty in accordance with Section 6.8 below. The indemnity provided under this Section 4 shall be the sole and exclusive remedy available to the Purchasers against the Seller for any breach of the representations and warranties made by the Seller herein.

      5.    Conditions to Closings.

            5.1 Conditions of Purchasers' Obligations at First Closing. The obligations of the Purchasers under Section 1.1(a) and 1.2(a) of this Agreement are subject to the fulfillment on or before the First Closing of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of the Seller contained in Section 2 shall be true on and as of the First Closing with the same effect as though such representations and warranties had been made on and as of the date of such First Closing.

                  (b) Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Seller on or before the First Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the First Closing, including any and all filing requirements, waiting periods and other conditions of the Company and the Purchasers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

                  (d) Proceedings and Documents. All proceedings in connection with the transactions contemplated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

                  (e) Closing Under the Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.2 Conditions of the Seller's Obligations at First Closing. The obligations of the Seller to the Purchasers under this Agreement are subject to the fulfillment on or before the First Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true on and as of the First Closing with the same effect as though such representations and warranties had been made on and as of the First Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate First Closing Purchase Price and the aggregate Second Closing Purchase Price as specified in Section 1.3 hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the First Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the First Closing.

                  (d) Closing Under Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.3 Conditions of the Purchasers' Obligations at Second Closing. The obligations of the Purchasers under Section 1.1(b) and Section 1.2(b) of this Agreement are subject to the fulfillment on or before the Second Closing of the following condition:

                  (a) Representations and Warranties. The representations and warranties of the Seller contained in Section 2 shall be true in all material respects on and as of the Second Closing with the same effect as though such representations and warranties had been made on and as of the Second Closing.

            5.4 Conditions of the Seller's Obligations at Second Closing. The obligations of the Seller to the Purchasers under Section 1.1(b) and Section 1.2(b) of this Agreement are subject to the fulfillment on or before the Second Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true in all material respects on and as of the Second Closing with the same effect as though such representations and warranties had been made on and as of the Second Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate First Closing Purchase Price and the aggregate Second Closing Purchase Price as specified in Section 1.3 hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the Second Closing.

                  (c) Closing Under the First Closing of this Agreement. The Purchasers shall have consummated the purchase of the First Closing Shares pursuant to this Agreement.

      6.    Miscellaneous.

            6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

            6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            6.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party also represents that it has not entered into any agreements for which such party would be liable for finders' fees or commissions in connection with this transaction or any other contemplated transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

            6.6 Amendment and Waivers. Any term of this Agreement may be amended only with the written consent of the parties hereto. The observance of any term of this Agreement may be waived by the Purchasers or the Seller (either generally or in a particular instance and either retroactively or prospectively) only if such waiver is in writing and signed by the party to be bound.

            6.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            6.8 Survival of Representations and Warranties. The representations and warranties made by the Seller in Sections 2.1, 2.2, 2.4 and
2.6 herein shall survive the First Closing, Second Closing and the termination of this Agreement pursuant to Section 6.12 until the fourth anniversary of the First Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller in Sections 2.3, 2.5 and 2.7 herein shall survive the First Closing, Second Closing and termination of this Agreement pursuant to Section 6.12 until the second anniversary of the First Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers.

            6.9 Entire Agreement; Facsimile Signatures. This Agreement (including its Schedules and Exhibits) constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter. This Agreement may be executed by facsimile signatures.

            6.10 Expenses. Irrespective of whether the Closing is effected, the Seller shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement; provided, however, that the Company shall pay all costs and expenses associated with the negotiation, execution and administration of the Escrow Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

            6.11 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to a Purchaser, at the address set forth below such Purchaser's signature to this Agreement, or at such other address as may have been furnished in writing by such Purchaser to the other parties hereto; or

                  If to the Seller, at the address set forth below such Seller's signature to this Agreement, or at such other address as may have been furnished in writing by such Seller to the other parties hereto.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

            6.12  Termination. This Agreement may be terminated within sixty
(60) days of such event by either party hereto if the Seller's employment by the Company is terminated by the Seller other than for (i) Good Reason or (ii) in connection with the Seller's death or disability; provided, however, if such termination occurs after the First Closing, that Sections 1.5, 2, 4 and 6 shall remain in full force and in effect in regard to the Shares purchased hereunder prior to and on the date of such termination and survive any termination of this Agreement.

            6.13 Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        SELLER:

                                        ----------------------------------------

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

                                        PURCHASERS:

                                        TCV IV, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name:  Carla S. Newell
                                        Title:  Attorney in Fact

                                        TCV IV STRATEGIC PARTNERS, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name: Carla S. Newell
                                        Title: Attorney in Fact

                                        Address: Technology Crossover Ventures
                                                 528 Ramona Street
                                                 Palo Alto, California 94301

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

Acknowledged and agreed this ___ day of _________, 200_:

INPHONIC, INC.

By:
   -------------------------------------
Name:
Title:

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

                                   SCHEDULE IA

                  SHARES BEING SOLD BY SELLER AT FIRST CLOSING

                                  NUMBER OF
                                SHARES BEING    COST PER
SERIES OF SHARES BEING SOLD:        SOLD:        SHARE:     AGGREGATE
Common Stock

                                                   TOTAL
                                                PURCHASE
               TOTAL SHARES:                       COST:

                                   SCHEDULE IB

                  SHARES BEING SOLD BY SELLER AT SECOND CLOSING

                                  NUMBER OF
                                SHARES BEING    COST PER
SERIES OF SHARES BEING SOLD:        SOLD:        SHARE:     AGGREGATE
Common Stock

                                                   TOTAL
                                                PURCHASE
               TOTAL SHARES:                       COST:

                                  SCHEDULE IIA

              SHARES BEING PURCHASED BY PURCHASERS AT FIRST CLOSING

                                                        NUMBER OF
                                   SERIES OF SHARES    SHARES BEING
            PURCHASER:             BEING PURCHASED:     PURCHASED:       COST:
-------------------------------    ----------------    ------------    ---------
TCV IV, L.P.                       Common Stock
TCV IV Strategic Partners, L.P.    Common Stock

                                             TOTAL:

                                  SCHEDULE IIB

             SHARES BEING PURCHASED BY PURCHASERS AT SECOND CLOSING

                                                        NUMBER OF
                                   SERIES OF SHARES    SHARES BEING
            PURCHASER:             BEING PURCHASED:     PURCHASED:       COST:
-------------------------------    ----------------    ------------    ---------
TCV IV, L.P.                       Common Stock
TCV IV Strategic Partners, L.P.    Common Stock

                                             TOTAL:

                                  SCHEDULE III

Seller acquired such Shares as set forth below:

Class of Shares:

Date Shares Acquired by Seller:

Nature of Acquisition(1):

Name of Person From Whom Acquired (If
Gift, also give date Donor Acquired):

Amount of Securities Acquired:
Date of Payment:

Nature of Payment(2):

----------
(1) For example, the Shares may have been acquired pursuant to the exercise of a stock option; directly issued to the Seller by the Company as restricted stock; purchased from the Company in a financing; issued to the Seller as part of an acquisition; or acquired from another stockholder of the Company.

(2) If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                             SCHEDULE III CONTINUED

Seller (please check one of the below):

      _____ is not and has never been an "affiliate" (as defined below) of the Company.

      _____ is currently an "affiliate" of the Company. If currently an affiliate of the Company, please describe below the nature of such relationship.

      _____ is not now an "affiliate" of the Company but was an affiliate of the Company in the past. If an affiliate of the Company in the past, please describe below the nature and time period of such relationship (including the date such relationship ended).

An "affiliate" of the Company under Rule 144 as promulgated under the Securities Act of 1933, as amended, is a "person" (as defined below) that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, including, without limitation, a director or executive officer of the Company.

A "person" would include, in addition to the Seller:

      (i) any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person;

      (ii) any trust or estate in which such person, or any of the persons described in clause (i) above collectively own ten percent (10%) or more of the total beneficial interest or of which any of such person serve as trustee, executor or in any similar capacity; or

      (iii) any corporation or other organization (other than the Company) in which such person or any of the persons specified in clause (i) above are the beneficial owners collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

                                   SCHEDULE IV

                              DEFINITION OF CAUSE:

      "Cause" shall mean (a) the conviction of, or the plea of nolo contendere by, the Seller for any felony or other crime involving fraud, or the conviction of, or the plea of nolo contendere by, the Seller for any felony crime involving morale turpitude; (b) any breach by the Seller of the provisions of Section 9 of the Employment Agreement dated as of February 4, 2000 by and between the Seller and the Company (the "Employment Agreement"); or (c) any material breach by the Seller of the provisions of Section 10 of the Employment Agreement.

                           DEFINITION OF GOOD REASON:

      "Good Reason" shall mean, without the Seller's express written consent, the occurrence of any one or more of the following:

            (a) the assignment of the Seller to duties of a substantial nature that are materially inconsistent with the duties and responsibilities of the Seller during the immediately preceding fiscal year, other than an assignment that is withdrawn by the Company within thirty (30) days of its receipt of written notice thereof provided by the Seller, or his representative, provided, however, that an assignment of the type described in this clause (a) shall not constitute Good Reason in the event that the Seller retains his position as Chairman of the Board for the duration of his employment by the Company;

            (b) the Company's requiring the Seller to be based at a location which is at least fifty (50) miles further from the Seller's current primary residence than is such residence from the Company's current headquarters, except for required travel on the Company's business;

            (c) a reduction by the Company in the Seller's Salary (as such term is defined in the Company's employment agreement with the Seller) as in effect on the date hereof, or as the same shall be increased from time to time; or

            (d) the failure of the Company to make reasonable efforts to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform the employment agreement between the Company and the Seller.

                                    EXHIBIT A

                            FORM OF ESCROW AGREEMENT

                                                                       EXHIBIT 8

                         COMMON STOCK PURCHASE AGREEMENT


      THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the ____ day of _________, 200_, by and among _____________ (the "Seller"), and TCV
IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, the "Purchasers").

      THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.    Purchase and Sale of Stock.

            1.1   Sale of Shares.

                  (a) Sale of Shares at First Closing. Subject to the terms and conditions of this Agreement, the Seller shall sell to the Purchasers at the First Closing (as defined below), such number of shares (the "First Closing Shares") of common stock, $0.01 par value per share (the "Common Stock"), of InPhonic, Inc., a Delaware corporation (the "Company"), as is set forth on
Schedule IA hereto for a purchase price per share (the "First Closing Purchase Price") as is set forth opposite such First Closing Shares on Schedule IA hereto, and each Purchaser shall purchase at the First Closing such number of First Closing Shares as is set forth opposite such Purchaser's name on Schedule IIA hereto for the applicable aggregate First Closing Purchase Price.

                  (b) Sale of Shares at Second Closing. Subject to the terms and conditions of this Agreement, and unless this Agreement is sooner terminated pursuant to Section 7.12 below, upon the occurrence of a Second Closing Event (as defined below) the Seller shall sell to the Purchasers at the Second Closing (as defined below), such number of shares (the "Second Closing Shares") of Common Stock of the Company as is set forth on Schedule IB hereto for a purchase price per share (the "Second Closing Purchase Price") as is set forth opposite such Second Closing Shares on Schedule IB hereto, and each Purchaser shall purchase at the Second Closing such number of Second Closing Shares as is set forth opposite such Purchaser's name on Schedule IIB hereto for the applicable aggregate Second Closing Purchase Price. The shares of Common Stock sold under this Agreement pursuant to this Section 1.1 are referred to as the "Shares".

            1.2   Closings.

                  (a) First Closing. The purchase and sale of the First Closing Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on June 13, 2003, or at such other time and place as the Seller and Purchasers hereto mutually agree upon orally or in writing (which time and place are designated as the "First Closing"). Consummation of the closings hereunder shall be conditioned upon (i) the satisfaction of all filing requirements, waiting periods and other conditions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (ii) the closing of the sale of shares of Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), of the Company and warrants pursuant to the

Series E Convertible Preferred Stock and Warrant Purchase Agreement among the Company and the Purchasers dated June 12, 2003 (the "Series E Agreement").

                  (b) Second Closing. Unless this Agreement is sooner terminated pursuant to Section 7.12 below, the purchase and sale of the Second Closing Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on the fifth business day after the occurrence of a Second Closing Event, or at such other time and place as the Seller and Purchasers hereto mutually agree upon in writing (which time and place are designated as the "Second Closing").

            1.3   Closing Deliverables.

                  (a)   First Closing Deliverables. At the First Closing:

                        (i) The Seller shall deliver to the Company stock certificate(s) representing the First Closing Shares, duly endorsed to the Purchasers, and the Company shall have delivered to each of the Purchasers a certificate for the number of First Closing Shares set forth opposite such Purchaser's name on Schedule IIA hereto, registered in the name of such Purchaser; and

                        (ii) The Purchasers shall pay to the Seller the aggregate First Closing Purchase Price for the First Closing Shares being purchased from the Seller, by check or wire transfer, or any combination thereof (it being acknowledged by the Seller that the payment by each of the Purchasers may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement)).

                  (b)   Second Closing Deliverables. At the Second Closing:

                        (i) The Seller shall deliver to the Company stock certificate(s) representing the Second Closing Shares, duly endorsed to the Purchasers, and the Company shall have delivered to each of the Purchasers a certificate for the number of Second Closing Shares set forth opposite such Purchaser's name on Schedule IIB hereto, registered in the name of such Purchaser; and

                        (ii) The Purchasers shall pay to the Seller the aggregate Second Closing Purchase Price for the Second Closing Shares being purchased from the Seller, by check or wire transfer, or any combination thereof.

            1.4 Second Closing Event. "Second Closing Event" shall mean the earliest to occur of (i) June 13, 2004, provided that the Seller is still employed by the Company, a subsidiary of the Company or another entity in control of or under common control with the Company, (ii) the termination of the Seller's employment by the Company (A) by the Seller for Good Reason (as defined on Schedule IV hereto) or (B) for the death or disability of the Seller, or
(iii) the termination by the Company of Seller's employment with the Company for any reason other than Cause (as defined on Schedule IV hereto).

            1.5 Seller Release. Effective as of the First Closing and in partial consideration of the consummation of the transactions set forth herein, the Seller for himself and his heirs, personal representatives, successors, assigns and affiliates (collectively, the "Seller Releasors"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company and its respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders (including, without limitation, each of the Purchasers) and the members (direct and indirect), managers, directors, officers, employees, agents, lenders (and agents related thereto) and representatives thereof (collectively, the "Released Parties") from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the First Closing or the Second Closing in connection with (i) the issuance of securities under the Series E Agreement, (ii) the purchase of the Shares hereunder and (iii) the purchase of shares of the Company's capital stock from certain of the Company's stockholders pursuant to the forms of Stock Purchase Agreements attached as Exhibit M to the Series E Agreement, which the Seller Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist or may hereafter accrue (collectively, the "Released Claims"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. The Released Parties are intended third-party beneficiaries of this Section 1.5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding Section
1.5 of this Agreement, the Purchasers acknowledge and agree that Released Claims shall not include (i) any obligations of the Purchasers to the Seller under the terms of this Agreement, (ii) any rights or claims Seller may have in connection with his employment by the Company or (iii) any obligations of the Company to the Seller not relating to his ownership of the Shares.

      2. Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchasers that:

            2.1 Ownership of Shares. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for (i) those imposed by applicable federal and state securities laws and (ii) those imposed by the Ancillary Agreements (as defined below). For purposes of this Agreement, the Ancillary Agreements means collectively (A) the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003; (B) the Seventh Amended and Restated Investor Rights Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003; and (C) the Sixth Amended and Restated Voting Agreement by and among the Company and the other parties thereto, dated as of June 12,

2003 (the "Voting Agreement"). The Seller has the full power and authority to sell, transfer, convey, assign and deliver to the Purchasers the Shares being sold by the Seller.

            2.2 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Seller hereunder, and the sale and delivery of the Shares being sold by the Seller hereunder, has been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            2.3 Governmental Consents. To the Seller's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement, except for any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as contemplated by Section 1.2 hereof.

            2.4 Compliance with Other Instruments. Assuming the execution and delivery of the Voting Agreement by each of the Purchasers, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the First Closing or Second Closing, as applicable, all consents or waivers necessary to transfer the Shares being sold by the Seller to the Purchasers at such closing.

            2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement, or to consummate the transaction contemplated hereby.

            2.6 Receipt of Information. The Seller believes the Seller has received all the information the Seller considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that the Seller has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, the financing transaction contemplated by the Series E Agreement.

            2.7 Disclosure. Schedules I and III attached hereto completed by or on behalf of the Seller are true, correct and complete as of the date of the First Closing, including, without limitation, the information concerning the "affiliate" or non-"affiliate" status of the Seller as set forth therein.

      3. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant that:

            3.1 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Purchasers hereunder and the purchase of the Shares hereunder, have been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Purchasers, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            3.2 Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to each of the Purchasers to which the assets of such Purchaser are subject. Each of the Purchasers has received as of the First Closing all consents or waivers necessary under the respective limited partnership agreement of each such Purchaser to purchase the Shares being sold by the Seller to such Purchaser.

            3.3 Purchase Entirely for Own Account. Each of the Purchasers hereby confirms that the Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided, however, that such Purchaser may sell, grant participation in, or distribute the Shares to affiliated entities or persons (including a venture capital fund, other venture capital funds affiliated with such fund, successor and predecessor funds, and funds under common investment management). By executing this Agreement, the Purchasers further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. Each of the Purchasers further acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, may not be sold or otherwise transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

            3.4 Investment Experience. Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

            3.5 Accredited Investor. Each Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.

            3.6 No Reliance on Registration Statement. Each Purchaser acknowledges that the Company has filed a registration statement on Form S-1 pursuant to the

Securities Act (the "Registration Statement") and that, in making its decision to purchase the Shares from the Seller hereunder, such Purchaser has not relied on the Registration Statement or the information contained therein. Each Purchaser has carefully reviewed the representations and warranties concerning the Company contained in the Series E Agreement and has made a detailed inquiry concerning the Company, its business and personnel and the officers of the Company have made available to such Purchaser any and all written information which it has requested and have answered to such Purchaser's satisfaction all inquiries made by such Purchaser; provided, however, that the foregoing does not limit or modify the representations and warranties of the Company set forth in the Series E Agreement or of the Seller set forth herein or the right of the Purchasers to rely thereon.

      4. Indemnity. To the extent permitted by law, the Seller will indemnify and hold harmless each Purchaser (and the partners, members and agents of each Purchaser) against any losses, claims, damages or liabilities to which they make become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of the representations and warranties made by the Seller in this Agreement; provided, however, that in no event shall the aggregate liability of the Seller under this
Section 4 exceed the aggregate Purchase Price for the Shares being purchased from the Seller hereunder. No indemnification shall be payable by the Seller, and no claim for indemnification shall be made by either of the Purchasers, after the respective termination of the applicable representation and warranty in accordance with Section 6.8 below. The indemnity provided under this Section 4 shall be the sole and exclusive remedy available to the Purchasers against the Seller for any breach of the representations and warranties made by the Seller herein.

      5.    Conditions to Closings.

            5.1 Conditions of Purchasers' Obligations at First Closing. The obligations of the Purchasers under Section 1.1(a) and 1.2(a) of this Agreement are subject to the fulfillment on or before the First Closing of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of the Seller contained in Section 2 shall be true on and as of the First Closing with the same effect as though such representations and warranties had been made on and as of the date of such First Closing.

                  (b) Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Seller on or before the First Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the First Closing, including any and all filing requirements, waiting periods and other conditions of the Company and the Purchasers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

                  (d) Proceedings and Documents. All proceedings in connection with the transactions contemplated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

                  (e) Closing Under the Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.2 Conditions of the Seller's Obligations at First Closing. The obligations of the Seller to the Purchasers under this Agreement are subject to the fulfillment on or before the First Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true on and as of the First Closing with the same effect as though such representations and warranties had been made on and as of the First Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate First Closing Purchase Price and the aggregate Second Closing Purchase Price as specified in Section 1.3 hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the First Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the First Closing.

                  (d) Closing Under Series E Agreement. The Company shall have consummated the sale of Series E Convertible Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.3 Conditions of the Purchasers' Obligations at Second Closing. The obligations of the Purchasers under Section 1.1(b) and Section 1.2(b) of this Agreement are subject to the fulfillment on or before the Second Closing of the following condition:

                  (a) Representations and Warranties. The representations and warranties of the Seller contained in Section 2 shall be true in all material respects on and as of the Second Closing with the same effect as though such representations and warranties had been made on and as of the Second Closing.

            5.4 Conditions of the Seller's Obligations at Second Closing. The obligations of the Seller to the Purchasers under Section 1.1(b) and Section 1.2(b) of this

Agreement are subject to the fulfillment on or before the Second Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true in all material respects on and as of the Second Closing with the same effect as though such representations and warranties had been made on and as of the Second Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate First Closing Purchase Price and the aggregate Second Closing Purchase Price as specified in Section 1.3 hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the Second Closing.

                  (c) Closing Under the First Closing of this Agreement. The Purchasers shall have consummated the purchase of the First Closing Shares pursuant to this Agreement.

      6.    Restrictions on Transfer; Share Adjustment.

            6.1 Any sale, assignment, transfer, pledge, hypothecation or other encumbrance or disposition whether voluntarily or by operation of law ("Transfer") of any of the Shares by the Seller not made in conformance with this Agreement shall be null and void, shall be transfer no right, title, or interest in or to any of such Shares to the purported transferee, shall not be recorded on the books of the Company and shall not be recognized by the Company.

            6.2 An original copy of this Agreement, duly executed by each of the parties hereto, shall be delivered to the Secretary of the Company and maintained at the principal executive office of the Company and made available for inspection by any person requesting it.

            6.3 The Seller agrees to present the certificates representing the Shares to the Secretary of the Company and cause the Secretary to stamp on the certificate in a prominent manner the following legend:

      "The sale or other disposition of any of the shares represented by this certificate is restricted by a Common Stock Purchase Agreement, dated as of June 12, 2003, as amended from time to time (the "Agreement"). A copy of the Agreement is available for inspection during normal business hours at the principal executive office of this corporation."

            6.4 The Seller may Transfer the Shares to his spouse, children, parents, uncles, aunts, siblings and grandchildren (collectively, "Approved Relatives") or to a trust established solely for the benefit of the Seller and/or Approved Relatives, or dispose of them under his will, provided that the transferee delivers in advance to the Company and the

Purchasers a written instrument agreeing to be bound by the terms of this Agreement as if it were the Seller.

            6.5. If, after the date of this Agreement, the Common Stock of the Company shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, relevant provisions of this Agreement shall be correspondingly adjusted to the extent appropriate to reflect equitably such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

      7.    Miscellaneous.

            7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            7.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

            7.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            7.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            7.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party also represents that it has not entered into any agreements for which such party would be liable for finders' fees or commissions in connection with this transaction or any other contemplated transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

            7.6 Amendment and Waivers. Any term of this Agreement may be amended only with the written consent of the parties hereto. The observance of any term of this Agreement may be waived by the Purchasers or the Seller (either generally or in a particular instance and either retroactively or prospectively) only if such waiver is in writing and signed by the party to be bound.

            7.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            7.8 Survival of Representations and Warranties. The representations and warranties made by the Seller in Sections 2.1, 2.2, 2.4 and
2.6 herein shall survive the First Closing, Second Closing and the termination of this Agreement pursuant to Section 7.12 until the fourth anniversary of the First Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller in Sections 2.3, 2.5 and 2.7 herein shall survive the First Closing, Second Closing and termination of this Agreement pursuant to Section 7.12 until the second anniversary of the First Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers.

            7.9 Entire Agreement; Facsimile Signatures. This Agreement (including its Schedules and Exhibits) constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter. This Agreement may be executed by facsimile signatures.

            7.10 Expenses. Irrespective of whether the Closing is effected, the Seller shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

            7.11 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to a Purchaser, at the address set forth below such Purchaser's signature to this Agreement, or at such other address as may have been furnished in writing by such Purchaser to the other parties hereto; or

                  If to the Seller, at the address set forth below such Seller's signature to this Agreement, or at such other address as may have been furnished in writing by such Seller to the other parties hereto.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

            7.12  Termination. This Agreement may be terminated within sixty
(60) days of such event by either party hereto if the Seller's employment by the Company is terminated by the Seller other than for (i) Good Reason or (ii) in connection with the Seller's death or disability; provided, however, if such termination occurs after the First Closing, that Sections 1.5, 2, 4, 6 and 7 shall remain in full force and in effect in regard to the Shares purchased hereunder prior to and on the date of such termination and survive any termination of this Agreement.

            7.13 Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

            7.14 Waiver. The Seller acknowledges and agrees that the Company and its officers have advised the Seller that the Company and its counsel, Piper Rudnick LLP, and its special counsel, Hale and Dorr LLP, are not providing legal advice or any specific recommendations for any individual in connection with this Agreement or the transactions contemplated by the Agreement. The Seller acknowledges and agrees that the Company has advised the Seller to seek the services of an attorney with regard to the Seller's individual situation. The Company is an intended third-party beneficiary of this Section 7.14.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        SELLER:

                                        ----------------------------------------

                                        Name:

                                        Address:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

                                        PURCHASERS:

                                        TCV IV, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name: Carla S. Newell
                                        Title: Attorney in Fact

                                        TCV IV STRATEGIC PARTNERS, L.P.
                                        a Delaware Limited Partnership
                                        By: Technology Crossover Management IV,
                                            L.L.C.,
                                        Its: General Partner

                                        By:
                                           -------------------------------------
                                        Name: Carla S. Newell
                                        Title: Attorney in Fact

                                        Address: Technology Crossover Ventures
                                                 528 Ramona Street
                                                 Palo Alto, California 94301

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

Acknowledged and agreed this ___ day of _________, 200_:

INPHONIC, INC.

By:
   -------------------------------------

Name:
     -----------------------------------

Title:
      ----------------------------------

                                SIGNATURE PAGE TO
                         COMMON STOCK PURCHASE AGREEMENT

                                   SCHEDULE IA

                  SHARES BEING SOLD BY SELLER AT FIRST CLOSING

                                 NUMBER OF
                                BEING SHARES
SERIES OF SHARES BEING SOLD:       SOLD:        COST PER SHARE:

                                                          TOTAL
                                                       PURCHASE
               TOTAL SHARES:                              COST:

                                   SCHEDULE IB

                  SHARES BEING SOLD BY SELLER AT SECOND CLOSING

                                 NUMBER OF
                                SHARES BEING
SERIES OF SHARES BEING SOLD:       SOLD:        COST PER SHARE:

                                                          TOTAL
                                                       PURCHASE
               TOTAL SHARES:                              COST:

                                  SCHEDULE IIA

              SHARES BEING PURCHASED BY PURCHASERS AT FIRST CLOSING

                                                    NUMBER OF
                                                   SHARES BEING
PURCHASER:    SERIES OF SHARES BEING PURCHASED:     PURCHASED:         COST:
----------    ---------------------------------    ------------    -------------

                                      SUBTOTAL:

                                      SUBTOTAL:

                                         TOTAL:

                                  SCHEDULE IIB

             SHARES BEING PURCHASED BY PURCHASERS AT SECOND CLOSING

                                                    NUMBER OF
                                                   SHARES BEING
PURCHASER:    SERIES OF SHARES BEING PURCHASED:     PURCHASED:         COST:
----------    ---------------------------------    ------------    -------------

                                      SUBTOTAL:

                                      SUBTOTAL:

                                         TOTAL:

                                  SCHEDULE III

Seller acquired such Shares as set forth below:

Class of Shares:

Date Shares Acquired by Seller:

Nature of Acquisition(1):

Name of Person From Whom Acquired (If
Gift, also give date Donor Acquired):

Amount of Securities Acquired:

Date of Payment:

Nature of Payment(2):

Class of Shares:

Date Shares Acquired by Seller:

Nature of Acquisition:

Name of Person From Whom Acquired (If
Gift, also give date Donor Acquired):

Amount of Securities Acquired:

Date of Payment:

Nature of Payment:

Class of Shares:

Date Shares Acquired by Seller:

Nature of Acquisition:

Name of Person From Whom Acquired (If
Gift, also give date Donor Acquired):

Amount of Securities Acquired:

Date of Payment:

Nature of Payment:

----------
1 For example, the Shares may have been acquired pursuant to the exercise of a stock option; directly issued to the Seller by the Company as restricted stock; purchased from the Company in a financing; issued to the Seller as part of an acquisition; or acquired from another stockholder of the Company.

2 If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                             SCHEDULE III CONTINUED

Seller (please check one of the below):

            ____ is not and has never been an "affiliate" (as defined below) of the Company.

            ____ is currently an "affiliate" of the Company. If currently an affiliate of the Company, please describe below the nature of such relationship.

            ____ is not now an "affiliate" of the Company but was an affiliate of the Company in the past. If an affiliate of the Company in the past, please describe below the nature and time period of such relationship (including the date such relationship ended).

An "affiliate" of the Company under Rule 144 as promulgated under the Securities Act of 1933, as amended, is a "person" (as defined below) that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, including, without limitation, a director or executive officer of the Company.

A "person" would include, in addition to the Seller:

            (i) any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person;

            (ii) any trust or estate in which such person, or any of the persons described in clause (i) above collectively own ten percent (10%) or more of the total beneficial interest or of which any of such person serve as trustee, executor or in any similar capacity; or

            (iii) any corporation or other organization (other than the Company)
                  in which such person or any of the persons specified in clause
                  (i) above are the beneficial owners collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

                                   SCHEDULE IV

                           DEFINITION OF GOOD REASON:

      "Good Reason" shall mean, without the Seller's express written consent, the occurrence of any one or more of the following:

            (a) the assignment of the Seller to duties of a substantial nature that are materially inconsistent with the duties and responsibilities of the Seller during the immediately preceding fiscal year, other than an assignment that is withdrawn by the Company within thirty (30) days of its receipt of written notice thereof provided by the Seller, or his representative;

            (b) the Company's requiring the Seller to be based at a location which is at least fifty (50) miles further from the Seller's current primary residence than such residence is from the Company's current headquarters or where the Seller currently provides services for the Company, except for required travel on the Company's business; or

            (c) a reduction by the Company in the Seller's salary (excluding bonus opportunities, if any) as in effect on the date hereof, or as the same shall be increased from time to time.

                              DEFINITION OF CAUSE:

      "Cause" shall mean (a) the conviction of, or the plea of nolo contendere by, the Seller for any felony or any crime involving fraud, or the conviction of, or the plea of nolo contendere by, the Seller for any felony crime involving morale turpitude; (b) an unauthorized use or disclosure of the Company's confidential information or trade secrets, which use or disclosure causes material harm to the Company, or (c) a breach of any agreement between Seller and the Company which causes material harm to the Company.

                                                                       EXHIBIT 9

                        COMMON STOCK PURCHASE AGREEMENT

      THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the 17th day of September, 2003, by and among __________ (the "Seller"), and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, the "Purchasers"), and is being entered into as contemplated in the Series E Convertible Preferred Stock and Warrant Purchase Agreement among InPhonic, Inc., a Delaware corporation (the "Company") and the Purchasers dated June 12, 2003 (the "Series E Agreement").

      THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.    Purchase and Sale of Stock.

            1.1 Sale of Shares. Subject to the terms and conditions of this Agreement, the Seller shall sell to the Purchasers at the Closing (as defined below), such number of shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of the Company, as is set forth on Schedule I hereto for a purchase price per share (the "Purchase Price") as is set forth opposite such Shares on Schedule I hereto, and each Purchaser shall purchase at the Closing such number of Shares as is set forth opposite such Purchaser's name on Schedule II hereto for the applicable aggregate Purchase Price.

            1.2 Closing. The purchase and sale of the Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on September 17, 2003, or at such other time and place as the Seller and Purchasers hereto mutually agree upon orally or in writing (which time and place are designated as the "Closing").

            1.3 Closing Deliverables. At the Closing the Seller shall deliver to the Company stock certificate(s) representing the Shares, duly endorsed to the Purchasers, and the Company shall have delivered to each of the Purchasers a certificate for the number of Shares set forth opposite such Purchaser's name on
Schedule II hereto, registered in the name of such Purchaser; and the Purchasers shall pay to the Seller the aggregate Purchase Price for the Shares being purchased from the Seller, by check or wire transfer, or any combination thereof.

            1.4 Seller Release. Effective as of the Closing and in partial consideration of the consummation of the transactions set forth herein, the Seller for himself and his heirs, personal representatives, successors, assigns and affiliates (collectively, the "Seller Releasors"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company and its respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders (including, without limitation, each of the Purchasers) and the members (direct and indirect), managers, directors, officers, employees, agents, lenders (and agents related thereto) and representatives thereof (collectively, the "Released Parties") from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the Closing in connection with
(i) the purchase of the Shares hereunder and (ii) the purchase of shares of the Company's capital stock from certain of the Company's other stockholders on or about the date of the Closing pursuant to forms of Stock Purchase Agreements similar to this Agreement and those attached to the Series E Agreement as Exhibit N, which the Seller Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist or may hereafter accrue (collectively, the "Released Claims"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. The Released Parties are intended third-party beneficiaries of this Section 1.4 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding Section
1.4 of this Agreement, the Purchasers acknowledge and agree that Released Claims shall not include (i) any obligations of the Purchasers to the Seller under the terms of this Agreement, (ii) any rights or claims Seller may have in connection with his employment by the Company or (iii) any obligations of the Company to the Seller not relating to his ownership of the Shares.

      2. Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchasers that:

            2.1 Ownership of Shares. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for (i) those imposed by applicable federal and state securities laws and (ii) those imposed by the Ancillary Agreements (as defined below). For purposes of this Agreement, the Ancillary Agreements means collectively (A) the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003; (B) the Seventh Amended and Restated Investor Rights Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003; and (C) the Sixth Amended and Restated Voting Agreement by and among the Company and the other parties thereto, dated as of June 12, 2003 (the "Voting Agreement"). The Seller has the full power and authority to sell, transfer, convey, assign and deliver to the Purchasers the Shares being sold by the Seller.

            2.2 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Seller hereunder, and the sale and delivery of the Shares being sold by the Seller hereunder, has been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            2.3 Governmental Consents. To the Seller's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

            2.4 Compliance with Other Instruments. Assuming the execution and delivery of the Voting Agreement by each of the Purchasers, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the Closing, as applicable, all consents or waivers necessary to transfer the Shares being sold by the Seller to the Purchasers at such closing.

            2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement, or to consummate the transaction contemplated hereby.

            2.6 Receipt of Information. The Seller believes the Seller has received all the information the Seller considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that the Seller has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, the financing transaction contemplated by the Series E Agreement.

            2.7 Disclosure. Schedules I and III attached hereto completed by or on behalf of the Seller are true, correct and complete as of the date of the Closing, including, without limitation, the information concerning the "affiliate" or non-"affiliate" status of the Seller as set forth therein.

      3. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant that:

            3.1 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Purchasers hereunder and the purchase of the Shares hereunder, have been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Purchasers, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            3.2 Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to each of the Purchasers to which the assets of such Purchaser are subject. Each of the Purchasers has received as of the Closing all consents or waivers necessary under the respective limited partnership agreement of each such Purchaser to purchase the Shares being sold by the Seller to such Purchaser.

            3.3 Purchase Entirely for Own Account. Each of the Purchasers hereby confirms that the Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided, however, that such Purchaser may sell, grant participation in, or distribute the Shares to affiliated entities or persons (including a venture capital fund, other venture capital funds affiliated with such fund, successor and predecessor funds, and funds under common investment management). By executing this Agreement, the Purchasers further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. Each of the Purchasers further acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, may not be sold or otherwise transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

            3.4 Investment Experience. Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

            3.5 Accredited Investor. Each Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.

            3.6 No Reliance on Registration Statement. Each Purchaser acknowledges that the Company has filed a registration statement on Form S-1 pursuant to the Securities Act (the "Registration Statement") and that, in making its decision to purchase the Shares from the Seller hereunder, such Purchaser has not relied on the Registration Statement or the information contained therein. Each Purchaser has carefully reviewed the representations and warranties concerning the Company contained in the Series E Agreement and has made a detailed inquiry concerning the Company, its business and personnel and the officers of the Company have made available to such Purchaser any and all written information which it has requested and have answered to such Purchaser's satisfaction all inquiries made by such Purchaser; provided, however, that the foregoing does not limit or modify the representations and warranties of the Company set forth in the Series E Agreement or of the Seller set forth herein or the right of the Purchasers to rely thereon.

      4. Indemnity. To the extent permitted by law, the Seller will indemnify and hold harmless each Purchaser (and the partners, members and agents of each Purchaser) against any losses, claims, damages or liabilities to which they make become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of the representations and warranties made by the Seller in this Agreement; provided, however, that in no event shall the aggregate liability of the Seller under this Section 4 exceed the aggregate Purchase Price for the Shares being purchased from the Seller hereunder. No indemnification shall be payable by the Seller, and no claim for indemnification shall be made by either of the Purchasers, after the respective termination of the applicable representation and warranty in accordance with Section 5.8 below. The indemnity provided under this Section 4 shall be the sole and exclusive remedy available to the Purchasers against the Seller for any breach of the representations and warranties made by the Seller herein.

      5.    Miscellaneous.

            5.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

            5.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            5.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            5.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party also represents that it has not entered into any agreements for which such party would be liable for finders' fees or commissions in connection with this transaction or any other contemplated transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

            5.6 Amendment and Waivers. Any term of this Agreement may be amended only with the written consent of the parties hereto. The observance of any term of this Agreement may be waived by the Purchasers or the Seller (either generally or in a particular instance and either retroactively or prospectively) only if such waiver is in writing and signed by the party to be bound.

            5.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            5.8 Survival of Representations and Warranties. The representations and warranties made by the Seller in Sections 2.1, 2.2, 2.4 and
2.6 herein shall survive the Closing until the fourth anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller in Sections 2.3, 2.5 and 2.7 herein shall survive the Closing until the second anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers.

            5.9 Entire Agreement; Facsimile Signatures. This Agreement (including its Schedules and Exhibits) constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter. This Agreement may be executed by facsimile signatures.

            5.10 Expenses. Irrespective of whether the Closing is effected, the Seller shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

            5.11 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to a Purchaser, at the address set forth below such Purchaser's signature to this Agreement, or at such other address as may have been furnished in writing by such Purchaser to the other parties hereto; or

                  If to the Seller, at the address set forth below such Seller's signature to this Agreement, or at such other address as may have been furnished in writing by such Seller to the other parties hereto.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

            5.12 Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

            5.13 Waiver. The Seller acknowledges and agrees that the Company and its officers have advised the Seller that the Company and its counsel, Piper Rudnick LLP, and its special counsel, Hale and Dorr LLP, are not providing legal advice or any specific recommendations for any individual in connection with this Agreement or the transactions contemplated by the Agreement. The Seller acknowledges and agrees that the Company has advised the Seller to seek the services of an attorney with regard to the Seller's individual situation. The Company is an intended third-party beneficiary of this Section 5.13.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                   SELLER:




                                   _____________________________________________

                                   Name:

                                   Address: ____________________________________

                                            ____________________________________

                                            ____________________________________




                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                                PURCHASERS:

                                TCV IV, L.P.
                                a Delaware Limited Partnership
                                By:  Technology Crossover Management IV, L.L.C.,
                                Its: General Partner



                                By: ____________________________________________
                                Name:  Carla S. Newell
                                Title: Attorney in Fact

                                TCV IV STRATEGIC PARTNERS, L.P.
                                a Delaware Limited Partnership
                                By:  Technology Crossover Management IV, L.L.C.,
                                Its: General Partner



                                By: ____________________________________________
                                Name:  Carla S. Newell
                                Title: Attorney in Fact


                                Address:     Technology Crossover Ventures
                                             528 Ramona Street
                                             Palo Alto, California 94301




                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

Acknowledged and agreed this 17th day of September, 2003:

INPHONIC, INC.



By: _______________________________________________

Name: _____________________________________________

Title: ____________________________________________




                                SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                                   SCHEDULE I

                          SHARES BEING SOLD BY SELLER

                                              NUMBER OF
                                             SHARES BEING       COST PER
SERIES OF SHARES BEING SOLD:                    SOLD:            SHARE:
----------------------------                    -----            ------





               TOTAL SHARES:                                       TOTAL
                                                                PURCHASE
                                                                   COST:


                                  Schedule - I

                                  SCHEDULE II

                      SHARES BEING PURCHASED BY PURCHASERS

                                                           NUMBER OF
                                                          SHARES BEING
PURCHASER:        SERIES OF SHARES BEING PURCHASED:        PURCHASED:      COST:
----------        ---------------------------------        ----------      -----




                                          SUBTOTAL:


                                          SUBTOTAL:

                                             TOTAL:


                                 Schedule - II

                                  SCHEDULE III

Seller acquired such Shares as set forth below:

Class of Shares:                              Common Stock
Date Shares Acquired by Seller:
Nature of Acquisition(1):                     Exercise of Stock Option

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment(2):

Class of Shares:                              Common Stock
Date Shares Acquired by Seller:
Nature of Acquisition:

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment:

Class of Shares:                              Common Stock
Date Shares Acquired by Seller:
Nature of Acquisition:

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment:

----------
(1) For example, the Shares may have been acquired pursuant to the exercise of a stock option; directly issued to the Seller by the Company as restricted stock; purchased from the Company in a financing; issued to the Seller as part of an acquisition; or acquired from another stockholder of the Company.

(2) If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


                                 Schedule - III

                             SCHEDULE III CONTINUED

Seller (please check one of the below):

      ____ is not and has never been an "affiliate" (as defined below) of the Company.

      X*__ is currently an "affiliate" of the Company. If currently an affiliate of the Company, please describe below the nature of such relationship.

      _____ is not now an "affiliate" of the Company but was an affiliate of the Company in the past. If an affiliate of the Company in the past, please describe below the nature and time period of such relationship (including the date such relationship ended).


An "affiliate" of the Company under Rule 144 as promulgated under the Securities Act of 1933, as amended, is a "person" (as defined below) that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, including, without limitation, a director or executive officer of the Company.

A "person" would include, in addition to the Seller:

      (i) any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person; (ii) any trust or estate in which such person, or any of the persons described in clause (i) above collectively own ten percent (10%) or more of the total beneficial interest or of which any of such person serve as trustee, executor or in any similar capacity; or

(iii) any corporation or other organization (other than the Company) in which such person or any of the persons specified in clause (i) above are the beneficial owners collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.


                            Schedule - III Continued

                                                                      EXHIBIT 10

                            STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the ____ day of __________, 200_, by and among ____________ (the "Seller"), and TCV IV,
L.P. and TCV IV Strategic Partners, L.P. (collectively, the "Purchasers").

      THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.    Purchase and Sale of Stock.

            1.1 Sale of Shares. Subject to the terms and conditions of this Agreement, the Seller agrees to sell to the Purchasers at the Closing, such number of shares of stock, $0.01 par value per share (the "Shares"), of InPhonic, Inc., a Delaware corporation (the "Company"), as is set forth on
Schedule I hereto for a purchase price per share (the "Purchase Price") as is set forth opposite such Shares on Schedule I hereto, and each Purchaser agrees to purchase at the Closing such number of Shares as is set forth opposite such Purchaser's name on Schedule II hereto for the applicable aggregate Purchase Price.

            1.2 Closing. The purchase and sale of the Shares shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 610 Lincoln Street, Waltham, MA 02451, at 10:00 a.m., on June 12th, 2003, or at such other time and place as the Seller and Purchasers hereto mutually agree upon orally or in writing (which time and place are designated as the "Closing"). Consummation of the Closing shall be deemed to take place simultaneously with the closing of the sale of shares of Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), of the Company and warrants pursuant to the Series E Convertible Preferred Stock and Warrant Purchase Agreement among the Company and the Purchasers dated June 12th, 2003 (the "Series E Agreement"). At the Closing:

                  (a) The Seller shall deliver to the Company stock certificate(s) representing the Shares, duly endorsed to the Purchasers, and the Company shall deliver to each of the Purchasers a certificate representing the Shares purchased by such Purchaser hereunder, registered in the name of such Purchaser (it being acknowledged by the Purchasers that such delivery of the stock certificate(s) by the Seller and subsequent delivery of a stock certificate by the Company may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement));

                  (b) The Purchasers shall pay to the Seller the aggregate Purchase Price for the Shares being purchased from the Seller, by check or wire transfer, or any combination thereof (it being acknowledged by the Seller that the payment by each of the Purchasers may be delayed by up to ten (10) calendar days following the Closing (as defined in the Series E Agreement)); and

                  (c) The Seller shall have received a certificate executed by the Company, in form and substance reasonably satisfactory to the Seller, that sets forth the number of shares of Common Stock issuable upon conversion of one Share (or, if more than one series of stock of the Company is being sold hereunder, the number of shares of Common Stock issuable upon conversion for one Share of each series of stock of the Company being sold hereunder) as of the date hereof (assuming the issuance of securities under the Series E Agreement).

            1.3 Seller Release. Effective as of the Closing and in partial consideration of the consummation of the transactions set forth herein, the Seller for itself and its heirs, personal representatives, successors, assigns, employees, officers, directors, stockholders, partners, members, agents and affiliates (collectively, the "Seller Releasors"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company and its respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders (including, without limitation, each of the Purchasers) and the members (direct and indirect), managers, directors, officers, employees, agents, lenders (and agents related thereto) and representatives thereof (collectively, the "Released Parties") from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the Closing in connection with (i) the issuance of securities under the Series E Agreement, (ii) the purchase of the Shares hereunder and (iii) the purchase of shares of the Company's capital stock from certain of the Company's stockholders pursuant to the forms of Stock Purchase Agreements attached as Exhibit M to the Series E Agreement, which the Seller Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist or may hereafter accrue (collectively, the "Released Claims"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. The Released Parties are intended third-party beneficiaries of this Section 1.3 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding this
Section 1.3, the Purchasers acknowledge and agree that Released Claims shall not include (i) any obligations of the Purchasers to the Seller under the terms of this Agreement, or (ii) any obligations of the Company to the Seller not relating to Seller's ownership of the Shares.

      2. Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchasers that:

            2.1 Ownership of Shares. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for (i) those imposed by applicable federal and state securities laws and (ii) those imposed by the Ancillary Agreements (as defined below). For purposes of this Agreement, the Ancillary Agreements means collectively (A) the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the other parties thereto, dated as of June 12th, 2003;

(B) the Seventh Amended and Restated Investor Rights Agreement by and among the Company and the other parties thereto, dated as of June 12th, 2003; and (C) the Sixth Amended and Restated Voting Agreement by and among the Company and the other parties thereto, dated as of June 12th, 2003 (the "Voting Agreement"). The Seller has the full power and authority to sell, transfer, convey, assign and deliver to the Purchasers the Shares being sold by it.

            2.2 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Seller hereunder, and the sale and delivery of the Shares being sold by the Seller hereunder, has been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            2.3 Governmental Consents. To the Seller's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

            2.4 Compliance with Other Instruments. Assuming the execution and delivery of the Voting Agreement by each of the Purchasers, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the Closing all consents or waivers necessary to transfer the Shares being sold by the Seller to the Purchasers.

            2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement, or to consummate the transaction contemplated hereby.

            2.6 Receipt of Information. The Seller believes he, she or it has received all the information he, she or it considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that he, she or it has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, the financing transaction contemplated by the Series E Agreement.

            2.7 Disclosure. Schedules I and III attached hereto completed by or on behalf of the Seller are true, correct and complete, including, without limitation, the information concerning the "affiliate" or non-"affiliate" status of the Seller as set forth therein.

      3. Representations and Warranties of the Purchasers. The Purchasers hereby represent and warrant that:

            3.1 Authorization. The execution and delivery of this Agreement, the performance of all obligations of the Purchasers hereunder, and the purchase of the Shares hereunder, have been duly authorized. This Agreement constitutes the valid and legally binding obligation of the Purchasers, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

            3.2 Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to each of the Purchasers to which the assets of such Purchaser are subject. Each of the Purchasers has received as of the Closing all consents or waivers necessary under the respective limited partnership agreement of each such Purchaser to purchase the Shares being sold by the Seller to such Purchaser.

            3.3 Purchase Entirely for Own Account. Each of the Purchasers hereby confirms that the Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided, however, that such Purchaser may sell, grant participation in, or distribute the Shares to affiliated entities or persons (including a venture capital fund, other venture capital funds affiliated with such fund, successor and predecessor funds, and funds under common investment management). By executing this Agreement, the Purchasers further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. Each of the Purchasers further acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, may not be sold or otherwise transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

            3.4 Investment Experience. Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

            3.5 Accredited Investor. Each Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.

            3.6 No Reliance on Registration Statement. Each Purchaser acknowledges that the Company has filed a registration statement on Form S-1 pursuant to the Securities Act (the "Registration Statement") and that, in making its decision to purchase the Shares from the Seller hereunder, such Purchaser has not relied on the Registration Statement or the information contained therein.

      4. Indemnity. To the extent permitted by law, the Seller will indemnify and hold harmless each Purchaser (and the partners, members and agents of each Purchaser) against any losses, claims, damages or liabilities to which they make become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of the representations and warranties made by the Seller in this Agreement; provided, however, that in no event shall the aggregate liability of the Seller under this
Section 4 exceed the aggregate Purchase Price for the Shares being purchased from the Seller hereunder. No indemnification shall be payable by the Seller, and no claim for indemnification shall be made by either of the Purchasers, after the respective termination of the applicable representation and warranty in accordance with Section 6.8 below. The indemnity provided under this Section 4 shall be the sole and exclusive remedy available to the Purchasers against the Seller for any breach of the representations and warranties made by the Seller herein.

      5.    Conditions to Closing.

            5.1 Conditions of Purchasers' Obligations at Closing. The obligations of the Purchasers under Section 1.2 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

                  (a) Representations and Warranties The representations and warranties of the Seller contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

                  (b) Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

                  (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

                  (e) Closing Under the Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

            5.2 Conditions of the Seller's Obligations at Closing. The obligations of the Seller to the Purchasers under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Purchasers:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained in Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

                  (b) Payment of Purchase Price; Performance. The Purchasers shall have delivered the aggregate Purchase Price as specified in Section 1.2(b) hereof, and the Purchasers shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchasers on or before the Closing.

                  (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

                  (d) Closing Under Series E Agreement. The Company shall have consummated the sale of Series E Preferred Stock and warrants to the Purchasers pursuant to the Series E Agreement.

      6.    Miscellaneous.

            6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

            6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            6.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party also represents that it has not entered into any agreements for which such party would be liable for finders' fees or commissions in connection with this transaction or any other contemplated transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

            6.6 Amendment and Waivers. Any term of this Agreement may be amended only with the written consent of the parties hereto. The observance of any term of this Agreement may be waived by the Purchasers or the Seller (either generally or in a particular instance and either retroactively or prospectively) only if such waiver is in writing and signed by the party to be bound.

            6.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            6.8 Survival of Representations and Warranties. The representations and warranties made by the Seller in Sections 2.1, 2.2, 2.4 and
2.6 herein shall survive the Closing until the fourth anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller in Sections 2.3, 2.5 and 2.7 herein shall survive the Closing until the second anniversary of the Closing, from and after which date they shall terminate and be of no further force and effect. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers.

            6.9 Entire Agreement; Facsimile Signatures. This Agreement (including its Schedules and Exhibits) constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter. This Agreement may be executed by facsimile signatures.

            6.10 Expenses. Irrespective of whether the Closing is effected, the Seller shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

            6.11 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to a Purchaser, at the address set forth below such Purchaser's signature to this Agreement, or at such other address as may have been furnished in writing by such Purchaser to the other parties hereto; or

                  If to the Seller, at the address set forth below such Seller's signature to this Agreement, or at such other address as may have been furnished in writing by such Seller to the other parties hereto.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

            6.12 Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                   SELLER:




                                   _____________________________________________

                                   Name:  ______________________________________

                                   Title: ______________________________________




                                   Address: ____________________________________

                                            ____________________________________

                                            ____________________________________




                               SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                               PURCHASERS:

                               TCV IV, L.P.
                               a Delaware Limited Partnership
                               By:  Technology Crossover Management IV, L.L.C.,
                               Its: General Partner



                               By: __________________________________
                               Name:  Carla S. Newell
                               Title: Attorney in Fact

                               TCV IV STRATEGIC PARTNERS, L.P.
                               a Delaware Limited Partnership
                               By:  Technology Crossover Management IV, L.L.C.,
                               Its: General Partner



                               By: __________________________________
                               Name:  Carla S. Newell
                               Title: Attorney in Fact


                               Address:    Technology Crossover Ventures
                                           528 Ramona Street
                                           Palo Alto, California 94301


                               SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

Acknowledged and agreed this ____ day of __________, 200_:

INPHONIC, INC.



By: _______________________________________
Name:  David A. Steinberg
Title: Chairman and Chief Executive Officer


                               SIGNATURE PAGE TO
                            STOCK PURCHASE AGREEMENT

                                   SCHEDULE I

                          SHARES BEING SOLD BY SELLER

                                             NUMBER OF
                                            SHARES BEING   COST PER
SERIES OF SHARES BEING SOLD:                    SOLD:        SHARE:   SUBTOTAL:
----------------------------                    -----        ------   ---------
Common Stock
Series A Convertible Preferred Stock
Series B Convertible Preferred Stock
Series C Convertible Preferred Stock
Series D Convertible Preferred Stock
Series D-1 Convertible Preferred Stock
Series D-2 Convertible Preferred Stock
Series D-3 Convertible Preferred Stock
Series D-4 Convertible Preferred Stock
Series D-5 Convertible Preferred Stock

                         TOTAL SHARES:                        TOTAL
                                                           PURCHASE
                                                              COST:

                                  SCHEDULE II

                      SHARES BEING PURCHASED BY PURCHASERS

                                                                     NUMBER OF
                                                                    SHARES BEING
    PURCHASER:         SERIES OF SHARES BEING PURCHASED:              PURCHASED:          COST:
    ----------         ---------------------------------              ----------          -----
   TCV IV, L.P.        Common Stock
                       Series A Convertible Preferred Stock
                       Series B Convertible Preferred Stock
                       Series C Convertible Preferred Stock
                       Series D Convertible Preferred Stock
                       Series D-1 Convertible Preferred Stock
                       Series D-2 Convertible Preferred Stock
                       Series D-3 Convertible Preferred Stock
                       Series D-4 Convertible Preferred Stock
                       Series D-5 Convertible Preferred Stock
                                                    SUBTOTAL:

 TCV IV Strategic
  Partners, L.P.       Common Stock
                       Series A Convertible Preferred Stock
                       Series B Convertible Preferred Stock
                       Series C Convertible Preferred Stock
                       Series D Convertible Preferred Stock
                       Series D-1 Convertible Preferred Stock
                       Series D-2 Convertible Preferred Stock
                       Series D-3 Convertible Preferred Stock
                       Series D-4 Convertible Preferred Stock
                       Series D-5 Convertible Preferred Stock
                                                    SUBTOTAL:

                                                       TOTAL:

                                  SCHEDULE III

Seller acquired such Shares as set forth below:

Class or Series of Shares:
Date Shares Acquired by Seller:
Nature of Acquisition(1):

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment(2):

Class or Series of Shares:
Date Shares Acquired by Seller:
Nature of Acquisition:

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment:

Class or Series of Shares:
Date Shares Acquired by Seller:
Nature of Acquisition:

Name of Person From Whom Acquired
(If Gift, also give date Donor Acquired):
Amount of Securities Acquired:
Date of Payment:
Nature of Payment:


----------
(1) For example, the Shares may have been acquired pursuant to the exercise of a stock option; directly issued to the Seller by the Company as restricted stock; purchased from the Company in a financing; issued to the Seller as part of an acquisition; or acquired from another stockholder of the Company.

(2) If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                             SCHEDULE III CONTINUED

Seller (please check one of the below):

      _____ is not and has never been an "affiliate" (as defined below) of the Company.

      _____ is currently an "affiliate" of the Company. If currently an affiliate of the Company, please describe below the nature of such relationship.

      _____ is not now an "affiliate" of the Company but was an affiliate of the Company in the past. If an affiliate of the Company in the past, please describe below the nature and time period of such relationship (including the date such relationship ended).


An "affiliate" of the Company under Rule 144 as promulgated under the Securities Act of 1933, as amended, is a "person" (as defined below) that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, including, without limitation, a director or executive officer of the Company.

A "person" would include, in addition to the Seller:

      (i) any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person;

      (ii) any trust or estate in which such person, or any of the persons described in clause (i) above collectively own ten percent (10%) or more of the total beneficial interest or of which any of such person serve as trustee, executor or in any similar capacity; or

      (iii) any corporation or other organization (other than the Company) in which such person or any of the persons specified in clause (i) above are the beneficial owners collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.